This is Schedule A referred to in the foregoing articles of amalgamation.

The Corporation is authorized to issue:

(a)     one class of shares consisting of an unlimited number of common shares without nominal or par value to be designated as "common shares";

(b)     one class of shares consisting of an unlimited number of preferred shares without nominal or par value to be designated as "Class I preferred shares", issuable in series (the "Class I Shares"); and

(c)     one class of shares consisting of an unlimited number of preferred shares without nominal or par value to be designated as "Class II preferred shares", issuable in series (the "Class II Shares").

A.     COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1.     Dividends

1.1     The holders of the common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation, out of moneys properly applicable to the payment of dividends in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.     Dissolution

2.1   In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall rank junior to the preferred shares.

3.     Voting Rights

3.1   The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation.

B.     CLASS I SHARES

The rights, privileges, restrictions and conditions attaching to the Class I Shares, issuable in series, as a class, are as follows:

(i)     the directors of the Corporation may, at any time and from time to time, issue the Class I Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors;

(ii)     the directors of the Corporation may (subject as hereinafter provided) from time to time fix before issuance the designation, rights, privileges, restrictions and conditions to be attached to the Class I Shares of each series including, without limiting the generality of the foregoing, the rate, amount or method of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction, if any, vested in the holders of Class I Shares of such series, and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Class I Shares of such series, the whole subject to the issue by the Director under the Canada Business Corporations Act of a certificate of amendment in respect of articles of amendment in prescribed form to designate a series of shares;

(iii)     when any cumulative dividends or amounts payable on a return of capital are not paid in full, the Class I Shares of all series shall participate rateably in respect of such dividends including accumulations, if any, in accordance with the amounts which would be payable on the Class I Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all amounts so payable were paid in full;

(iv)     the Class I Shares shall be entitled to preference over the Class II Shares, Class A Shares and the Class B Shares of the Corporation and any other shares of the Corporation ranking junior to the Class I Shares with respect to the payment of dividends and may also be given such other preferences over the Class II Shares, Class A Shares and the Class B Shares of the Corporation and any other shares of the Corporation ranking junior to the Class I Shares as may be fixed by the directors of the Corporation as to the respective series authorized to be issued;

(v)     the Class I Shares of each series shall rank on a parity with the Class I Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary;

(vi)     in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class I Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the Class II Shares, Class A Shares or the Class B Shares or any other shares of the Corporation ranking junior to the Class I Shares, be entitled to receive (i) an amount equal to the amount paid up on such shares, together with, in the case of Class I Shares having the right to receive cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and in the case of Class I Shares having the right to receive non-cumulative dividends, all declared and unpaid non-cumulative dividends, and (ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the said Class I Shares respectively if they had been called for redemption by the Corporation on the date of distribution and, if the said Class I Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of the said Class I Shares respectively;

(vii)     no dividends shall at any time be declared or paid on or set apart for payment on the Class II Shares, Class A Shares or the Class B Shares or any other shares of the Corporation ranking junior to the Class I Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Class I Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Class II Shares, Class A Shares or the Class B Shares or such other shares of the Corporation ranking junior to the Class I Shares nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Class I Shares (less than the total amount then outstanding) or any Class II Shares, Class A Shares or the Class B Shares or any other shares of the Corporation ranking junior to the Class I Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the Class I Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;

(viii)     the Class I Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Class I Shares of such series as set forth in the resolution of the board of directors of the Corporation and certificate of amendment relating to such series;

(ix)     the approval of the holders of the Class I Shares, given in the manner described in paragraph (x) below, shall be required (A) for the creation of any new shares ranking prior to or on a parity with the Class I Shares and (B) if, but only so long as, any dividends are in arrears on any outstanding series of Class I Shares, for the issuance of any additional series of Class I Shares or of any shares ranking prior to or on a parity with the Class I Shares;

(x)     the provisions of paragraph (i) to (ix) inclusive, and of this paragraph (x) may be deleted, amended, modified or varied in whole or in part by a Certificate of Amendment, but only with the prior approval of the holders of the Class I Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act or any other statutory provision of like or similar effect, from time to time in force.  The approval of the holders of the Class I Shares with respect to any and all matters hereinbefore referred to may be given by at least two‑thirds of the votes cast at a meeting of the holders of the Class I Shares duly called for that purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding Class I Shares are present or represented by proxy.  If at any such meeting the holders of a majority of the outstanding Class I Shares are not present or represented by proxy within one-half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called.  At such adjourned meeting the holders of Class I Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of Class I Shares referred to above.  The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at every such meeting or adjourned meeting every holder of Class I Shares shall be entitled to 1 vote in respect of each Class II Share held.

C.     CLASS II SHARES

     The rights, privileges, restrictions and conditions attaching to the Class II Shares, issuable in series, as a class, are as follows:

(i)     the directors of the Corporation may, at any time and from time to time, issue the Class II Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors;

(ii)     the directors of the Corporation may (subject as hereinafter provided) from time to time fix before issuance the designation, rights, privileges, restrictions and conditions to attach to the Class II Shares of each series including, without limiting the generality of the foregoing, the rate, amount or method of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction, if any, vested in the holders of Class II Shares of such series, and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Class II Shares of such series the whole subject to the issue by the Director under theCanada Business Corporations Act of a certificate of amendment in respect of articles of amendment in prescribed form to designate a series of shares;

(iii)     when any cumulative dividends or amounts payable on a return of capital are not paid in full, the Class II Shares of all series shall participate rateably in respect of such dividends including accumulations, if any, in accordance with the amounts which would be payable on the Class II Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all amounts so payable were paid in full;

(iv)     the Class II Shares shall be entitled to preference over the Class A Shares and Class B Shares of the Corporation and any other shares of the Corporation ranking junior to the Class II Shares with respect to the payment of dividends and may also be given such other preferences over the Class A Shares and Class B Shares of the Corporation and any other shares of the Corporation ranking junior to the Class II Share as may be fixed by the directors of the Corporation as to the respective series authorized to be issued;

(v)     the Class II Shares of each series shall rank on a parity with the Class II Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary;

(vi)     in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class II Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the Class A Shares or the Class B Shares or any other shares of the Corporation ranking junior to the Class II Shares, be entitled to receive (i) an amount equal to the amount paid up on such shares, together with, in the case of Class II Shares having a right to receive cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and in the case of Class II Shares having a right to receive non-cumulative dividends, all declared and unpaid non-cumulative dividends, and (ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the said Class II Shares respectively if they had been called for redemption by the Corporation on the date of distribution and, if the said Class II Shares could not be redeemed on such date, then an additional amount equal to the greatest premium, if any, which would have been payable on the redemption of the said Class II Shares respectively;

(vii)     no dividends shall at any time be declared or paid on or set apart for payment on the Class A Shares or Class B Shares or any other shares of the Corporation ranking junior to the Class II Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Class II Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Class A Shares or the Class B Shares or such other shares of the Corporation ranking junior to the Class II Shares nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Class II Shares (less than the total amount then outstanding) or any Class A Shares or the Class B Shares or any other shares of the Corporation ranking junior to the Class II Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the Class II Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;

(viii)     the Class II Shares of any series may be purchased for cancellation or made subject to redemption by the Corporation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Class II Shares of such series as set forth in the resolution of the board of directors of the Corporation and certificate of amendment relating to such series;

(ix)     the approval of the holders of the Class II Shares, given in the manner described in paragraph (x) below, shall be required (A) for the creation of any new shares ranking prior to or on a parity with the Class II Shares and (B) if, but only so long as, any dividends are in arrears on any outstanding series of Class II Shares, for the issuance of any additional series of Class II Shares or of any shares ranking prior to or on a parity with the Class II Shares;

(x)     the provisions of paragraph (i) to (ix) inclusive, and of this paragraph (x) may be deleted, amended, modified or varied in whole or in part by a Certificate of Amendment, but only with the prior approval of the holders of the Class II Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act or any other statutory provision of like or similar effect, from time to time in force.  The approval of the holders of the Class II Shares with respect to any and all matters hereinbefore referred to may be given by at least two-thirds of the votes cast at a meeting of the holders of the Class II Shares duly called for that purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding Class II Shares are present or represented by proxy.  If at any such meeting the holders of a majority of the outstanding Class II Shares are not present or represented by proxy within one-half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman and not less than 21 days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called.  At such adjourned meeting the holders of the Class II Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of Class II Shares referred to above.  The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at every such meeting or adjourned meeting every holder of Class II Shares shall be entitled to 1 vote in respect of each Class II Share held.

D.     CLASS II SHARES, SERIES A

         The first series of Class II preferred shares shall consist of 28,760 Class II Shares which shall be designated Convertible Class II preferred shares, Series A (the "Series A Shares") and shall have attached thereto, in addition to the rights, privileges, restrictions and conditions attaching to the Class II preferred shares as a class, the following rights, privileges, restrictions and conditions (the "Series A Provisions"):

1.     General

1.1     Definitions

          Where used in these Series A Provisions, the following words and phrases shall, unless there is something in the context otherwise inconsistent therewith, have the following meanings, respectively:

(a)     "business day" means a day other than a Saturday, Sunday or any other day treated as a holiday in the municipality in Canada in which the Corporation's registered office is situated;

(b)     "cash dividends paid in the ordinary course" means cash dividends declared payable on the Common Shares in any fiscal year of the Corporation to the extent that such dividends do not exceed the amount obtained when the aggregate amount of dividends paid or accrued in respect of the issued and outstanding shares of the Corporation other than Common Shares for the immediately preceding fiscal year of the Corporation is deducted from the aggregate consolidated net income of the Corporation, before extraordinary items, for such immediately preceding fiscal year of the Corporation, as determined by the auditors of the Corporation in accordance with generally accepted accounting principles;

(c)     "Class A convertible shares" means Class A convertible shares in the capital of the Corporation;

(d)     "close of business" means the normal closing hour of the principal office in the City of Winnipeg of the transfer agent;

(e)     "Common Shares" means the Class A convertible shares and the Class B convertible shares in the capital of the Corporation;

(f)     "Conversion Basis" at any time means the number of Class A convertible shares into which 1 Series A Share may be converted at such time in accordance with Section 3;

(g)     "director" means a director of the Corporation for the time being and "directors" or "board of directors" means the board of directors of the Corporation or, if duly constituted and empowered, the executive committee of the board of directors of the Corporation for the time being, and reference, without further elaboration, to action by the directors means either action by the directors of the Corporation as a board or action by the said executive committee as such committee;

(h)     "fair market value" of the Common Shares on any date means the arithmetic weighted average of the board lot prices for sales of Common Shares on The Toronto Stock Exchange (or, if the Common Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the Directors) during the 15 consecutive trading days ending on the 7th day prior to such date;

(i)     "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to these Series A Provisions and not to any particular Section, clause, subclause, subdivision or portion hereof, and the expressions "Section", "clause" and "subclause" followed by a number or a letter mean and refer to the specified Section, clause or subclause hereof;

(j)     "Initial Issue Date" means the first date on which any Series A Shares are issued and outstanding;

(k)     "Junior Shares" means any shares in the capital of the Corporation ranking after or subordinated to the Class II preferred shares as to payment of dividends or the return of capital, including, without limiting the generality of the foregoing, the Common Shares;

(l)     "Liquidation Distribution" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(m)     "transfer agent" means the person or persons from time to time appointed by the directors as the transfer agent for the Series A Shares and, in the event that no such person is appointed, "transfer agent" means the Corporation; and

(n)     "Series A Holder" means a registered holder of one or more Series A Shares.

1.2     Gender, etc.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

1.3     Currency

          All monetary amounts referred to herein shall be in lawful money of Canada.

1.4     Headings

          The division of these Series A Provisions into Sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.5     Business Day

          In the event that any date upon which any dividends on the Series A Shares are payable by the Corporation, or upon or by which any other action is required to be taken by the Corporation hereunder is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or by the next succeeding day which is a business day.

2.      Dividends

2.1    Declaration and Payment of Dividends

         The holders of Series A Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors out of the moneys of the Corporation properly applicable to the payment of dividends, fixed preferential cumulative cash dividends at the rate of $9.00 per share per annum.  Such dividends shall accrue from the date of issue of such shares and, subject as hereinafter provided, shall be payable by quarterly instalments of $2.25 per share on the 1st day of each of January, April, July and October in each year (each of which dates is hereinafter referred to as a "dividend payment date").

2.2    Amount of First Dividend

         The amount of the dividend payable in respect of each Series A Share on the first dividend payment date following the Initial Issue Date shall be that proportion of $2.25 which the number of days from and including the Initial Issue Date to such dividend payment date is to the total number of days in the 3 month period immediately preceding such dividend payment date.

2.3    Cumulation of Dividends

         If on any dividend payment date the dividend payable on such date is not paid in full on the Series A Shares then issued and outstanding, the dividend or the unpaid part thereof shall be paid on a subsequent dividend payment date or dividend payment dates determined by the board of directors on which the Corporation shall have sufficient moneys properly applicable to the payment of the same.  The Series A Holders shall not be entitled to any dividends other than or in excess of the fixed preferential cumulative dividends provided for in this Section 2.

2.4    Method of Payment

         Any dividends declared on the Series A Shares shall be paid by forwarding by pre-paid registered mail, addressed to each Series A Holder at his address as it appears on the books of the Corporation or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the books of the Corporation, a cheque for such dividends (less the amount of any tax required to be deducted) payable to or to the order of such holder (or, in the case of joint holders, payable to, and in the name of, all such holders, failing written instructions from them to the contrary).  Notwithstanding the foregoing, any dividend cheque may be delivered to a Series A Holder at his address as aforesaid.  The forwarding or delivery of any such cheque shall satisfy such dividends to the extent of the sum represented by such cheque (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on presentation.  Each dividend on the Series A Shares shall be paid to the registered holders appearing on the registers at the close of business on such day (which shall not be more than 30 days preceding the date fixed for payment of such dividend) as may be determined in advance from time to time by the directors.

3.      Conversion

3.1    Right to Convert

         The holders of Series A Shares shall have the right at any time and from time to time, up to the close of business on the 10th anniversary of the Initial Issue Date (subject as hereinafter provided), to convert all or any part of their Series A Shares into Class A convertible shares, on the Conversion Basis in effect on the date of conversion.  Unless and until changed in accordance with these Class A Provisions, the Conversion Basis shall be the number determined by dividing $100 by 120% of the greater of $13 and an amount equal to the arithmetic weighted average of the board lot prices for sales of Common Shares on the Toronto Stock Exchange for the 15 consecutive trading days immediately preceding the Initial Issue Date.

3.2    Conversion Procedure

The conversion right provided for in clause 3.1 may be exercised by notice in writing given to the transfer agent for the Series A Shares at its principal office in the City of Winnipeg, accompanied by the certificate or certificates representing Series A Shares in respect of which the holder thereof desires to exercise such right of conversion.  Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of Series A Shares which the holder desires to have converted.  The transfer form in the certificate or certificates in question need not be endorsed, except in the circumstances contemplated by clause 3.4.  If less than all the Series A Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series A Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

3.3    Mandatory Conversion

         If, at any time, the Corporation shall give notice to the holders of the Class II Preferred Shares or to the holders of the Series A Shares, of a meeting of some or all of the shareholders of the Corporation for the purpose of considering a resolution in respect of which such holders are entitled hereunder or otherwise at law to vote separately as a class or as a series, as the case may be, and the resolution is not passed at such meeting by the affirmative vote of the holders of a sufficient number of Class II Preferred Shares or Series A Shares, as the case may be, so as to be effective if passed by the requisite vote or votes of holders of all other classes and series of shares entitled to vote thereon, then in each such case the Corporation shall have the right, exercisable by notice (the "conversion notice") to the holders of the Series A Shares given at any time within a period of 60 days following the date of the meeting in question, to cause all, but not less than all, the outstanding Series A Shares to be converted into Class A convertible shares.

         Effective upon the date on which the Corporation gives the conversion notice to the holders of the Series A Shares in accordance with this clause 3.3, all the then issued and outstanding Series A Shares shall be converted into Class A convertible shares on the Conversion Basis in effect as at the close of business on the day immediately preceding the giving of such notice.

         All Series A Shares which have not been converted into Class A convertible shares pursuant to the foregoing provisions of this Section on or prior to the tenth anniversary of the Initial Issue Date, shall, effective as at the close of business on such tenth anniversary, be converted into Class A convertible shares on the Conversion Basis then in effect, without any act or formality on the part of the Corporation or the holder or holders thereof.

         On or as soon as practicable after the effective date of conversion of any Series A Shares pursuant to this clause 3.3, the Corporation shall deliver or cause to be delivered to the registered holders of the Series A Shares converted the certificates representing the Class A convertible shares to which they are entitled as a result of such conversion on presentation and surrender at the head office of the Corporation or any other place designated in the conversion notice of the certificates representing the Series A Shares converted.

3.4    Person to Whom Class A Convertible Shares will be Issued

         On any conversion of Series A Shares the share certificates for Class A convertible shares of the Corporation resulting therefrom shall be issued in the name of the registered holder of the Series A Shares converted or in such name or names as such registered holder may direct in writing, provided that such registered holder shall pay any applicable security transfer taxes.  In any case where the Class A convertible shares are to be issued in the name of a person other than the holder of the converted Series A Shares, the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Series A Shares or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the transfer agent.

3.5    Effective Date of Conversion

         Each Series A Holder whose shares are to be converted in whole or in part (or any other person or persons in whose name or names any certificates representing Class A convertible shares are issued as provided in clause 3.4) shall be deemed to have become the holder of record of the Class A convertible shares into which such Series A Shares are converted, for all purposes, (i) in the case of conversion pursuant to clause 3.1 on the respective dates of surrender of the certificates representing the Series A Shares to be converted accompanied by notice in writing as provided in clause 3.2 and (ii) in the case of conversion pursuant to clause 3.3 on the earlier of the tenth anniversary of the Initial Issue Date and the date on which the Corporation has given the conversion notice referred to in such clause, in each case notwithstanding any delay in the delivery of certificates representing the Class A convertible shares into which such Series A Shares have been converted.

3.6    Adjustment of Conversion Basis

         (a)     If and whenever at any time prior to the tenth anniversary of the Initial Issue Date, the Corporation shall (i) subdivide, redivide or change its then outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of shares, or (iii) issue Common Shares to the holders of all or substantially all of its then outstanding Common Shares by way of a stock dividend (other than a stock dividend which the holder of the Common Shares has elected to receive in lieu of a cash dividend paid in the ordinary course) (any of such events being herein called a "Common Share Reorganization"), the Conversion Basis shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Basis in effect on such record date by the quotient obtained when:

         (A)     the number of Common Shares outstanding after the completion of such Common Share Reorganization (but before giving effect to the issue of any Common Shares issued after such record date otherwise than as part of such Common Share Reorganization)

         is divided by

         (B)     the number of Common Shares outstanding on such record date before giving effect to the Common Share Reorganization.

         The resulting product, adjusted to the nearest 1/100th shall thereafter be the Conversion Basis until further adjusted as provided in this clause 3.6.

         (b)     If and whenever at any time prior to the tenth anniversary of the Initial Issue Date, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them to subscribe for or purchase Common Shares (or securities of the Corporation convertible into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than the fair market value of a Common Share on such record date (any such event being herein referred to as a "Rights Offering"), then the Conversion Basis then in effect shall be adjusted immediately after such record date by multiplying the Conversion Basis in effect on such record date by the quotient obtained when:

         (A)     the sum of the number of Common Shares outstanding on such record date and the number of additional Common Shares offered for subscription or purchase under the Rights Offering (or the number of Common Shares into which the securities so offered are convertible), is divided by

         (B)     the sum of the number of Common Shares outstanding on such record date and a number determined by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase under the Rights Offering (or the aggregate conversion or exchange price of the convertible securities so offered) by the fair market value of a Common Share on such record date.

         The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Conversion Basis until further adjusted as provided in this clause 3.6  If at the date of expiry of the rights, options or warrants subject to the Rights Offering less than all the rights, options or warrants have been exercised, then the Conversion Basis shall be readjusted effective immediately after the date of expiry to the Conversion Basis which would have been in effect on the date of expiry if the only rights, options or warrants issued had been those that were exercised.

         (c)     If and whenever at any time prior to the tenth anniversary of the Initial Issue Date, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of the Corporation of any class other than Common Shares, (ii) rights, options or warrants (excluding a Rights Offering referred to in subclause 3.6(b)), (iii) evidences of its indebtedness or (iv) assets, excluding cash dividends paid in the ordinary course (any such event being herein referred to as a "Special Distribution") then, in each such case, the Conversion Basis shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Special Distribution by multiplying the Conversion Basis in effect on such record date by the quotient obtained when:

         (A)     the product obtained when the number of Common Shares outstanding on the record date is multiplied by the fair market value of a Common Share on such date,

         is divided by

         (B)     the difference obtained when the amount by which the aggregate fair market value of the shares, rights, options warrants, evidences of indebtedness or assets, as the case may be, distributed in the Special Distribution exceeds the fair market value of the consideration, if any, received therefor by the Corporation, is subtracted from the product obtained when the number of Common Shares outstanding on the record date is multiplied by the fair market value of a Common Share on such date, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Conversion Basis in effect immediately before such record date.  The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Conversion Basis until further adjusted as provided in this clause 3.6.

3.7    Rules for Adjustment of Conversion Basis

         The following rules and procedures shall be applicable to the adjustments of the Conversion Basis made pursuant to clause 3.6:

         (a)     if the purchase price provided for in any Rights Offering (the "Rights Offering Price") referred to in subclause 3.6(b) is decreased, the Conversion Basis shall forthwith be changed so as to increase the Conversion Basis to such Conversion Basis as would have been obtained had the adjustment to the Conversion Basis made pursuant to subclause 3.6(b) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subclause 3.7(a) shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the resulting increase in the Conversion Basis under this subclause 3.7(a) is not greater than the increase, if any, in the Conversion Basis to be made pursuant to the provisions of this Section 3 by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price;

         (b)     no adjustment in the Conversion Basis shall be required unless an increase of at least 1 per cent of the prevailing Conversion Basis would result, provided, however, that any adjustment which, except for the provisions of this subclause 3.7(b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

         (c)     in the absence of a resolution of the directors fixing a record date for a Special Distribution or a Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected; and

         (d)     forthwith after any adjustment in the Conversion Basis, the Corporation shall file with the transfer agent of the Corporation for the Series A Shares a certificate of an officer of the Corporation certifying as to the amount of such adjustment and, in reasonable detail, the event requiring and the manner of computing such adjustment; the Corporation shall also at such time mail, by prepaid mail, a copy of such certificate to the Series A Holders.

3.8    Entitlement to Dividends

         Each Series A Holder on the record date for any dividend declared payable on the Series A Shares shall be entitled to such dividend notwithstanding that any Series A Share owned by him is converted after such record date and before the payment date of such dividend.  The registered holder of any Class A convertible share resulting from any conversion effected pursuant to this Section 3 shall be entitled to rank equally with the registered holders of all other Class A convertible shares in respect of all dividends declared payable to holders of Class A convertible shares of record on or after the effective date of conversion.  Except as aforesaid, no adjustment will be made on account of any dividend declared or accrued prior to the effective date of conversion, on the Series A Shares converted or the Class A convertible shares resulting from any conversion.

3.9    Notice of Certain Events

         If the Corporation intends to fix a record date for any Common Share Reorganization, Rights Offering or Special Distribution, the Corporation shall, not less than 14 days prior to such record date, notify each Series A Holder of such intention by written notice setting forth the particulars of such Common Share Reorganization, Rights Offering or Special Distribution in reasonable detail, to the extent that such particulars have been determined at the time of the giving of the notice.

3.10    Avoidance of Fractional Shares

In any case where a fraction of a Class A convertible share would otherwise be issuable on conversion of one or more Series A Shares the Corporation shall, at its option, either (i) adjust such fractional interest by payment by cheque in an amount equal to the then fair market value of such fractional interest or (ii) issue in respect of such fraction a scrip certificate transferable by delivery entitling the holder thereof and of other similar certificates aggregating one full share, upon surrender of such certificates at such place as may be designated therein, to obtain from the Corporation a full Class A convertible share and to receive a share certificate therefor; such scrip certificates shall be in such form and shall be subject to such terms and conditions as the directors may determine and shall provide that the holder thereof shall not thereby be a shareholder nor be entitled to receive dividends nor to any other rights of a shareholder.

3.11    Postponement of Issuance of Shares upon Conversion

         In any case where the application of the foregoing provisions results in an increase of the Conversion Basis taking effect immediately after the record date for a specific event, if any Series A Shares are converted after that record date and prior to completion of the event, the Corporation may postpone the issuance to the Series A Holder of the additional Class A convertible shares to which he is entitled by reason of the increase of the Conversion Basis but such additional Class A convertible shares shall be issued and delivered to that holder upon completion of the event and the Corporation shall deliver to the holder an appropriate instrument evidencing his right to receive such additional Class A convertible shares.

3.12    Reservation of Class A Convertible Shares

         So long as any of the Series A Shares are outstanding and entitled to the right of conversion herein provided, the Corporation will at all times reserve and hold out of its unissued Class A convertible shares a sufficient number of unissued Class A convertible shares to enable all of the Series A Shares outstanding to be converted upon the basis and upon the terms and conditions herein provided in this Section 3; provided that nothing contained in this clause 3.12 shall affect or restrict the right of the Corporation to issue Class A convertible shares from time to time.

4.      Restrictions on Dividends, Redemption and Purchase and on Creation and Issue of Shares

         While any Series A Shares are outstanding, the Corporation shall not:

         (a)     pay any dividends on any Junior Shares other than dividends consisting of shares in the capital of the Corporation;

         (b)     redeem, purchase or make any capital distribution in respect of any Junior Shares or purchase any other shares in the capital of the Corporation ranking on a parity with the Series A Shares; or

         (c)     redeem or purchase less than all of the Series A Shares or give the conversion notice contemplated by clause 3.3;

unless all of the dividends then payable on the Series A Shares and on all other shares in the capital of the Corporation ranking prior to or on a parity with the Series A Shares have been declared and paid or set apart for payment or unless such action has been previously approved by the Series A Holders and, if required, a Certificate of Amendment has been issued to the Corporation.

5.      Liquidation, Dissolution or Winding-Up

In the event of any Liquidation Distribution, the registered holders of the Series A Shares shall be entitled to receive before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to registered holders of Junior Shares in connection with the Liquidation Distribution, an amount equal to the amount paid up on such Series A Shares, together with all accrued but unpaid cumulative dividends thereon (which for such purpose shall be calculated, for the period from and including the most recent dividend payment date to the date of the Liquidation Distribution as if such cumulative dividends were accruing from day to day).  After payment to the registered holders of the Series A Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

6.      Voting Rights

         The holders of the Series A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation a purpose of which is the election of directors of the Corporation, and shall be entitled, at any such meeting, to vote on any resolution to elect directors of the Corporation.  On any such resolution the holders of the Series A Shares shall be entitled, for each Series A Share held, to a number of votes equal to the Conversion Basis in effect at the close of business on the day preceding the meeting.  Except as required by applicable law or as expressly provided in these Series A Provisions the Series A Holders shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

7.      Amendments to Series A Provisions

         The Series A Provisions may be repealed, altered, modified, amended or varied only with the approval of the holders of the Series A Shares given in the manner provided in Section 8 in addition to any other approval required by the Canada Business Corporations Act or any other statutory provision of like or similar effect, from time to time in force.

8.      Consents and Approvals

         The consent or approval of the holders of the Series A Shares with respect to any and all matters hereinbefore referred to may be given by one or more instruments signed by the holders of at least 66 2/3 per cent of the issued and outstanding Series A Shares or by a resolution passed by at least 66 2/3 per cent of the votes cast at a meeting of the Series A Holders duly called for that purpose and held upon at least 21 days' notice, at which the holders of a majority of the outstanding Class A Shares are present or represented by proxy  If at any such meeting the holders of a majority of the outstanding Series A Shares are not present or represented by proxy within one-half an hour after the time appointed for such meeting, then the meeting may be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than 21 days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called.  At such adjourned meeting the holders of the Series A Shares present or represented by proxy may transact the business for which the meeting was originally called and the consent or approval of the holders of the Series A Shares with respect thereto may be given by at least 66 2/3 per cent of the votes cast at such adjourned meeting.  The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at every such meting or adjourned meeting every Series A Holder shall be entitled to 1 vote in respect of each Series A Share held by him.

9.      Notices

         Any notice required or permitted to be given to any holder of Series A Shares shall be sent by registered mail, postage prepaid, or delivered to such holder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder.  The accidental failure to give notice to 1 or more of such shareholders shall not affect the validity of any action requiring the giving of notice by the Corporation.  Any notice given as aforesaid shall be deemed to be given on the date upon which it is mailed or delivered.

E.      CLASS II SHARES, SERIES B

         The second series of Class II preferred shares shall consist of 1,600,000 Class II Shares which shall be designated Cumulative Redeemable Convertible Class II preferred shares, Series B (the "Series B Shares") and shall have attached thereto, in addition to the rights, privileges, restrictions, conditions and limitations attaching to the Class II preferred shares as a class, the following rights, privileges, restrictions and conditions (the "Series B Provisions"):

1.      General

1.1    Definitions

         Where used in these Series B Provisions, the following words and phrases shall, unless there is something in the context otherwise inconsistent therewith, have the following meanings, respectively:

         (a)     "Acquisition Agreements" means collectively the agreement between York Russel Inc. and Russelsteel Inc. dated as of November 28, 1983 providing for the purchase by Russelsteel Inc. of certain Canadian assets and undertakings of York Russel Inc., the agreement among Aston Inc., Russelsteel (U.S.A.) Inc. and York Russel Inc. dated as of November 28, 1983 providing for the purchase by Russelsteel (U.S.A.) Inc. of the assets of Aston Inc., the agreement among TR II Inc., Aston Inc. Russelsteel (U.S.A.) Inc. and York Russel Inc. dated as of November 28, 1983 providing for the purchase by Russelsteel (U.S.A.) Inc. of the assets of TR II Inc. and the agreement among York Russel Inc., the Corporation and Russelsteel Holdings Inc. dated as of November 28, 1983 providing for the purchase by Russelsteel Holdings Inc. of certain fixed assets in Canada of York Russel Inc. and the shares of Russelsteel Inc. and by the Corporation of the shares of Russelsteel (U.S.A.) Inc.; Russelsteel Inc., Russelsteel (U.S.A.) Inc., Russelsteel Holdings Inc. and the Corporation are hereinafter collectively referred to as the "Purchasers";

         (b)     "business day" means a day other than a Saturday, Sunday or any other day treated as a holiday in the municipality in Canada in which the Corporation's registered office is then situated;

         (c)     "Class A convertible shares" means Class A convertible shares in the capital of the Corporation as such shares were constituted on November 30, 1983 or as such shares may be changed from time to time provided that any adjustment in the Conversion Rate required by clause 3.5 hereof has been made;

         (d)     "Class B convertible shares" means Class B convertible shares in the capital of the Corporation as such shares were constituted on November 30, 1983 or as such shares may be changed from time to time provided that any adjustment in the Conversion Rate required by clause 3.5 hereof has been made;

         (e)     "close of business" means the normal closing hour of the principal office in the City of Winnipeg of the transfer agent for the Series B Shares;

         (f)     "Common Shares" means the Class A convertible shares and the Class B convertible shares in the capital of the Corporation;

         (g)     "Conversion Rate" at any time means the number of Class A convertible shares into which one Series B Share may be converted at such time in accordance with the provisions of Section 3;

         (h)     "Current Market Price" of the Class A convertible shares on any date means the arithmetic weighted average of board lot prices for sales of Class A convertible shares on The Toronto Stock Exchange (or, if the Class A convertible shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the directors) during the 20 consecutive trading days ending on a date not earlier than the 5th trading day preceding such date provided that in the event the Class A convertible shares are not listed on any stock exchange the Current Market Price shall be determined by the board of directors, which determination shall be conclusive;

         (i)     "director" means a director of the Corporation for the time being and "directors" or "board of directors" means the board of directors of the Corporation or, if duly constituted and empowered, the executive committee of the board of directors of the Corporation for the time being, and reference, without further elaboration, to action by the directors means either action by the directors of the Corporation as a board or action by the said executive committee as such committee;

         (j)     "Escrow Agreement" means an agreement made as of November 29, 1983 among the Corporation, Wood Gundy Limited, Pitfield Mackay Ross Limited, Richardson Greenshields of Canada Limited and The Royal Trust Company, as Escrow Agent;

         (k)     "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to these Series B Provisions and not to any particular Section, clause, subclause, subdivision or portion hereof, and the expressions "Section", "clause" and "subclause" followed by a number or a letter mean and refer to the specified Section, clause or subclause hereof;

         (l)     "Initial Issue Date" means the first date on which any Series B Shares are issued and outstanding;

         (m)     "Junior Shares" means any shares in the capital of the Corporation ranking after or subordinated to the Series B Shares as to the payment of dividends or the return of capital, including, without limiting the generality of the foregoing, the Common Shares;

         (n)     "Liquidation Distribution" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

         (o)     "ranking as to capital" means ranking or priority with respect to the distribution of assets in the event of a Liquidation Distribution;

         (p)     "Russelsteel Acquisition Closing" means the formal closing of the acquisition of assets of York Russel Inc. and its subsidiaries by the Purchasers, the assets acquired and the terms and timing of the acquisition to be as set forth in the Acquisition Agreements or any modification thereof agreed to pursuant to the Escrow Agreement by each of the Underwriters (as therein defined) or the holders of the Series B Shares;

         (q)     "Series B Holder" means a person recorded on the securities register of the Corporation as being the registered holder of one or more Series B Shares;

         (r)     "trading day" means any day on which The Toronto Stock Exchange and the Winnipeg Stock Exchange are open for business and on which one or more board lots of the relevant class of shares of the Corporation are traded on either or both such exchanges; and

         (s)     "transfer agent" means the person or persons from time to time appointed by the directors as the transfer agent for the Series B Shares and, in the event that no such person is appointed, "transfer agent" means the Corporation.

1.2    Gender, etc.

         Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.

1.3    Currency

         All monetary amounts referred to herein shall be in lawful money of Canada.

1.4    Headings

         The division of these Series B Provisions into Sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.5    Business Day

In the event that any date upon which any dividends on the Series B Shares are payable by the Corporation, or upon or by which any other action is required to be taken by the Corporation or any Series B Holder hereunder, is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or by the next succeeding day which is a business day.

1.6    Canada Business Corporations Act

         These Series B Provisions shall be governed by and are subject to the applicable provisions of the Canada Business Corporations Act, as such statute may from time to time be amended, varied or replaced ("CBCA") and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the CBCA shall have the respective meanings ascribed thereto in the said Act.

2.       Dividends

2.1    Declaration and Payment of Dividends

         The holders of Series B Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors, fixed preferential cumulative cash dividends at the rate of $2.0625 per share per annum.  Such dividends shall accrue from and including the date of issue of such shares and, subject as hereinafter provided, shall be payable in equal quarterly instalments of $0.515625 per share on the 1st day of each of January, April, July and October in each year (each of which dates is hereinafter referred to as a "dividend payment date"). The first dividend payment date shall be April 1, 1984.

2.2      Amount of Dividend

           The amount of the dividend for any period which is less than a full quarter with respect to any Series B Share:

           (i)      which is issued, redeemed or purchased; or

          (ii)      where assets of the Corporation are distributed to the Series B Holders pursuant to Section 7 hereof;

shall be equal to the amount calculated by multiplying $0.515625 by a fraction the numerator of which is the number of days in such quarter for which such share has been outstanding (including the dividend payment date at the beginning of such quarter if such share was outstanding on that date and excluding the next succeeding dividend payment date if such share was outstanding on that date), and the denominator of which is the number of days in such quarter (including the dividend payment date at the beginning thereof and excluding the next succeeding dividend payment date).

      The amount of the dividend payable in respect of each Series B Share on the first dividend payment date following the Initial Issue Date shall be that proportion of $0.515625 which the number of days from and including the Initial Issue Date to but excluding such dividend payment date is to the total number of days in the three month period immediately preceding such dividend payment date.

2.3      Cumulation of Dividends

         If on any dividend payment date a dividend accrued to and payable on such date is not paid in full on the Series B Shares then issued and outstanding, the dividend or the unpaid part thereof shall be paid on a subsequent dividend payment date or dividend payment dates determined by the board of directors on which the Corporation shall have sufficient moneys properly applicable to the payment of the same.  The Series B Holders shall not be entitled to any dividends other than or in excess of the fixed preferential cumulative dividends provided for in this Section 2.

2.4      Method of Payment

         Any dividends declared on the Series B Shares shall be paid by forwarding by pre-paid first class mail, mailed on or before the dividend payment date, addressed to each Series B Holder at his address as it appears on the books of the Corporation or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the books of the Corporation, a cheque for such dividends (less the amount of any tax or other amounts required to be deducted or withheld by the Corporation) payable to or to the order of such holder (or, in the case of joint holders, payable to, and in the name of, all such holders, failing written instructions from them to the contrary) in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  Notwithstanding the foregoing, any dividend cheque may be delivered to a Series B Holder at his address as aforesaid.  The mailing or delivery of any such cheque in the foregoing manner shall satisfy such dividends to the extent of the sum represented by such cheque (plus the amount of any tax or other amounts required to be deducted or withheld as aforesaid) unless such cheque is not paid on presentation.  Each dividend on the Series B Shares shall be paid to the registered holders appearing on the registers at the close of business on such day (which shall not be more than 30 days preceding the date fixed for payment of such dividend) as may be determined in advance from time to time by the directors.  Dividends which are represented by cheques which have not been presented to the Corporation's bankers for payment or which otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3.      Conversion

3.1    Right to Convert

         Upon and subject to the terms and conditions hereinafter set forth, the holders of Series B Shares shall have the right, at any time and from time to time, up to the close of business on December 15, 1990, or, in the case of Series B Shares called for redemption, to the close of business on the business day immediately preceding the date fixed for redemption, whichever is earlier (provided, however, that if the Corporation shall fail to redeem such Series B Shares in accordance with the notice of redemption the right of conversion shall thereupon be restored as if such call for redemption had not been made), to convert all or any part of their Series B Shares into fully paid and non-assessable Class A convertible shares, at the Conversion Rate in effect on the date of conversion.  Unless and until adjusted in accordance with these Series B Provisions, the Conversion Rate shall be 1.369863014 Class A convertible shares for each Series B Share to be converted.

3.2    Conversion Procedure

         The conversion right provided for in clause 3.1 may be exercised by completing and executing the notice of conversion on the certificate or certificates representing the Series B Shares in respect of which the holder thereof desires to exercise such right of conversion and by delivering the said certificate or certificates to the transfer agent for the Series B Shares at any office for the transfer of the Series B Shares.  The said notice of conversion shall be signed by such holder or by his duly authorized attorney or agent, with signature guaranteed in a manner satisfactory to the transfer agent and shall specify the number of Series B Shares which the Series B Holder desires to have converted.  The transfer form in the certificate or certificates in question need not be endorsed, except in the circumstances contemplated by clause 3.3.  If less than all the Series B Shares represented by a certificate or certificates are to be converted, the Series B Holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series B Shares represented by the certificate or certificates surrendered as aforesaid which are not to be converted.

3.3    Person to Whom Class A Convertible Shares will be Issued

         On any conversion of Series B Shares the share certificates for Class A convertible shares resulting therefrom shall be issued at the expense of the Corporation in the name of the registered holder of the Series B Shares converted or in such name or names as such registered holder may direct in writing, provided that such registered holder shall pay any applicable security transfer taxes.  In any case where the Class A convertible shares are to be issued in the name of a person other than the holder of the converted Series B Shares, the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Series B Shares or his duly authorized attorney or agent, with signature guaranteed in a manner satisfactory to the transfer agent.

3.4    Effective Date of Conversion

         Each Series B Holder whose shares are to be converted in whole or in part (or any other person or persons in whose name or names any certificates representing Class A convertible shares are issued as provided in clause 3.3) shall be deemed to have become the holder of record of the Class A convertible shares into which such Series B Shares are converted, for all purposes, on the respective dates of receipt by the transfer agent of the certificate or certificates representing the Series B Shares to be converted as provided in clause 3.2, notwithstanding any delay in the delivery of the certificate or certificates representing the Class A convertible shares into which such Series B Shares have been converted and, effective as of and throughout such respective dates, the Series B Holder shall cease to be registered as the holder of record of the Series B Shares so converted.

3.5    Adjustment of Conversion Rate

         (a)     If and whenever at any time and from time to time the Corporation shall (i) subdivide, redivide or change its then outstanding Class A convertible shares into a greater number of Class A convertible shares, (ii) reduce, combine or consolidate or change its then outstanding Class A convertible shares into a lesser number of Class A convertible shares, or (iii) issue Class A convertible shares (or securities convertible into Class A convertible shares) to the holders of all or substantially all of its then outstanding Class A convertible shares by way of stock dividend or other distribution (other than a stock dividend paid in the ordinary course) (any of such events being herein called a "Common Share Reorganization"), the Conversion Rate shall be adjusted effective immediately after the record date at which the holders of Class A convertible shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the number of Class A convertible shares outstanding after the completion of such Common Share Reorganization (but before giving effect to the  issue of any Class A convertible shares issued after such record date otherwise than as part of such Common Share Reorganization) including, in the case where securities exchangeable or convertible into Class A convertible shares are distributed, the number of Class A convertible shares that would have been outstanding had such securities been exchanged for or converted into Class A convertible shares on such record date, is divided by

         (B)     the number of Class A convertible shares outstanding on such record date before giving effect to the Common Share Reorganization.

         (b)     If and whenever at any time the Corporation shall fix the record date for the issuance of rights, options or warrants to the holders of all or substantially all of its outstanding Class A convertible shares entitling them for a period expiring no more than 45 days after such record date to subscribe for or to purchase Class A convertible shares (or securities of the Corporation convertible into Class A convertible shares) at a price per Class A convertible share (or having a conversion price per Class A convertible share) of less than 95% of the Current Market Price of a Class A convertible share on such record date (any such event being herein referred to as a "Rights Offering"), then the Conversion Rate then in effect shall be adjusted immediately after such record date by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the sum of the number of Class A convertible shares outstanding on such record date and the number of additional Class A convertible shares offered for subscription or purchase under the Rights Offering (or the number of Class A convertible shares into which the securities so offered are convertible)

         is divided by

         (B)     the sum of the number of Class A convertible shares outstanding on such record date and a number determined by dividing the aggregate price of the total number of additional Class A convertible shares offered for subscription or purchase under the Rights Offering (or the aggregate conversion price of the convertible securities so offered) by the Current Market Price of a Class A convertible share on such record date.

         Any Class A convertible shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.  If such rights, options or warrants are not so issued or if, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Conversion Rate shall be readjusted effective immediately after the date of expiry to the Conversion Rate which would have been in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect on the date of expiry if the only rights, options or warrants issued had been those that were exercised, as the case may be.

         (c)     If and whenever at any time the Corporation shall fix a record date for the making of a distribution (including a distribution by way of stock dividend) to the holders of all or substantially all its outstanding Class A convertible shares of (i) shares of the Corporation of any class other than Class A convertible shares (and shares convertible into Class A convertible shares referred to in subclause 3.5(a)), (ii) rights, options or warrants (excluding a Rights Offering, rights, options or warrants exercisable within 45 days of the record date having a conversion price per Class A convertible share equal to or greater than 95% of the then Current Market Price) (iii) evidences of its indebtedness (excluding indebtedness convertible into Class A convertible shares referred to in subclause 3.5(a)) or (iv) assets (other than with respect to (i), (ii), (iii) and (iv) above, dividends paid in the ordinary course and a Common Share Reorganization) (any such event being herein referred to as a "Special Distribution") then, in each such case, the Conversion Rate shall be adjusted effective immediately after the record date at which the holders of Class A convertible shares are determined for the purposes of the Special Distribution by multiplying the Conversion Rate  in effect on such record date by the quotient obtained when:

         (A)     the product obtained when the number of Class A convertible shares outstanding on the record date is multiplied by the Current Market Price of a Class A convertible share on such date,

         is divided by

         (B)     the difference obtained when the amount by which the aggregate fair determination shall be conclusive) of the shares, rights, options, warrants, evidences of indebtedness or assets, as the case may be, distributed in the Special Distribution exceeds the fair market value (as determined by the board of directors, which determination shall be conclusive) of the consideration, if any, received therefor by the Corporation, is subtracted from the market value (as determined by the board of directors, which product obtained when the number of Class A convertible shares outstanding on the record date is multiplied by the Current Market Price of a Class A convertible share on such date, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Conversion Rate in effect immediately before such record date.  Any Class A convertible shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.  Such adjustment shall be made successively whenever such a record date is fixed.  To the extent that such distribution is not so made, the Conversion Rate shall be readjusted effective immediately to the Conversion Rate which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed.

         (d)     If and whenever there is a capital reorganization of the Corporation not otherwise provided for in this clause 3.5 or a consolidation, merger or amalgamation of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), any Series B Holder who has not exercised his right of conversion prior to the record date for such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right at any time after the record date for such Capital Reorganization, in lieu of the number of Class A convertible shares to which he was theretofore entitled on conversion, the aggregate number of shares or other securities of the Corporation or of the body corporate  resulting from the Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the record date, he had been the registered holder of the number of Class A convertible shares to which he was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in clauses 3.5 and 3.6; provided that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Series B Holders shall thereafter be entitled to receive such number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization.

         (e)     In the case of any reclassification of, or other change in, the outstanding Class A convertible shares other than a Common Share Reorganization or a Capital Reorganization, the right of conversion shall be adjusted immediately after the record date for such reclassification or other change so that Series B Holders shall be entitled to receive, upon the exercise of such right at any time after the record date of such reclassification or other change, such shares as they would have received had such Series B Shares been converted into Class A Convertible shares immediately prior to such record date subject to adjustment thereafter in accordance with provisions, the same as nearly may be possible, as those contained in clauses 3.5 and 3.6.

3.6    Rules for Adjustment of Conversion Rate

The following rules and procedures shall be applicable to the adjustments of the Conversion Rate made pursuant to clause 3.5:

         (a)     if the purchase price provided for in any rights, options or warrants (the "Rights Offering Price") referred to in subclauses 3.5(b) or 3.5(c) is decreased, the Conversion Rate shall forthwith be changed so as to increase the Conversion Rate to such Conversion Rate as would have been obtained had the adjustment to the Conversion Rate made pursuant to subclauses 3.5(b) or 3.5(c), as the case may be with respect to such rights, options or warrants been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subclause 3.6(a) shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such rights, options or warrants designed to prevent dilution if the resulting increase in the Conversion Rate under this subclause 3.6(a) is not greater than the increase, if any, in the Conversion Rate to be made pursuant to the provisions of this Section 3 by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price;

         (b)     no adjustment in the Conversion Rate shall be required unless an increase or decrease of at least 1 per cent of the prevailing Conversion Rate would result, provided, however, that any adjustment which, except for the provisions of this subclause 3.6(b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

         (c)     no adjustment in the Conversion Rate shall be made pursuant to subclauses 3.5(b) or 3.5(c) in respect of any rights, options, warrants or distributions if identical rights, options, warrants or shares are issued to the holders of the Series B Shares as though and to the same effect as if they had converted their Series B Shares into Class A convertible shares prior to the issue of such rights, options, warrants or shares;

         (d)     in the absence of a resolution of the directors fixing a record date for a Special Distribution or a Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected;

         (e)     forthwith after any adjustment in the Conversion Rate, the Corporation shall file with the transfer agent of the Corporation for the Series B Shares a certificate of an officer of the Corporation certifying as to the amount of such adjustment and, in reasonable detail, the event requiring and the manner of computing such adjustment; the Corporation shall also at such time mail, by prepaid first class mail, a copy of such certificate to the Series B Holders; and

         (f)     any question that at any time or from time to time arises with respect to the Conversion Rate or any adjustment in the amount of the Conversion Rate or the amount of any cash payment made in lieu of issuing a fractional share shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all shareholders, transfer agents and registrars of Series B Shares and Common Shares.

3.7    Entitlement to Dividends

         Each Series B Holder on the record date for any dividend declared payable on the Series B Shares shall be entitled to such dividend notwithstanding that any Series B Share owned by him is converted after such record date and before the payment date of such dividend.  The registered holder of any Class A convertible share resulting from any conversion effected pursuant to this Section 3 shall be entitled to rank equally with the registered holders of all other Class A convertible shares in respect of all dividends declared payable to holders of Class A convertible shares of record on or after the date of conversion.  Except as provided in clauses 3.5 and 3.7, no adjustment will be made on account of any dividend declared or accrued prior to the date of conversion, on the Series B Shares converted or the Class A convertible shares resulting from any conversion.

3.8    Notice of Certain Events

         If the Corporation intends to fix a record date for any Common Share Reorganization (other than a subdivision, consolidation or reclassification), Rights Offering, Special Distribution or Capital Reorganization, the Corporation shall, not less than 14 days prior to such record date, notify each Series B Holder of such intention by written notice setting forth the particulars of such Common Share Reorganization, Rights Offering, Special Distribution or Capital Reorganization in reasonable detail, to the extent that such particulars have been determined at the time of giving of the notice.

3.9    Avoidance of Fractional Shares

         In any case where a fraction of a Class A convertible share would otherwise be issuable on conversion of one or more Series B Shares, the Corporation shall, at its option, either (i) adjust such fractional interest by payment by cheque in an amount equal to the then current market value of such fractional interest or (ii) issue in respect of such fraction a scrip certificate transferable by delivery entitling the holder thereof and of other similar certificates aggregating one full Class A convertible share, upon surrender of such certificates at such place as may be designated therein, to obtain from the Corporation a full Class A convertible share and to receive a share certificate therefor; such cheques shall be payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being and such scrip certificates shall be in such form and shall be subject to such terms and conditions as the directors may determine and shall provide that the holder thereof shall not thereby be a shareholder and shall not be entitled to receive dividends or to any other rights of a shareholder.  The amount of any cash adjustment shall equal the current market value of such fractional interest computed on the basis of the last board lot sale price (or average of the bid and asked prices if there were no sales) per share for the Class A convertible shares on The Toronto Stock Exchange (or, if such shares are not then listed and posted for trading on such stock exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected by the board of directors) on the business day next preceding the conversion date.  In the event the Class A convertible shares of the Corporation are not listed on any stock exchange the current market value shall be determined by the board of directors which determination shall be conclusive.  When scrip certificates are issued such scrip certificates may contain, without limitation, provisions to the effect that, after the expiration of one year from their date of issuance, the Corporation may sell or cause to be sold all the shares then represented by unsurrendered scrip certificates and the sole rights of the holders of the scrip certificates after the expiration of said period shall be, against surrender of their scrip certificates, to receive payment of their proportionate amount of the net proceeds of such sale, less taxes and costs of sale, payable by cheque in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  If a cash adjustment or a proportionate amount of the net proceeds of a sale is to be paid pursuant to the provisions of this clause 3.9, the mailing by prepaid first class mail from the Corporation's registered office or any office of the registrar for the Series B Shares to a Series B Holder who has exercised his right to convert, at his last address as shown on the books of the Corporation, shall be deemed to be payment of the cash adjustment or the proportionate amount of the net proceeds of a sale, as the case may be, resulting from such fractional interest unless the cheque is not paid upon due presentation.  Cash adjustments or proportionate amounts that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of 6 years from the date on which the same became payable shall be forfeited to the Corporation.

3.10   Postponement of Issuance of Shares upon Conversion

          In any case where the application of the foregoing provisions results in an increase of the Conversion Rate taking effect immediately after the record date for a specific event, if any Series B Shares are converted after that record date and prior to completion of the event, the Corporation may postpone the issuance to the Series B Holder of the additional Class A convertible shares to which he is entitled by reason of the increase of the Conversion Rate but such additional Class A convertible shares shall be issued and delivered to that holder upon completion of the event and the Corporation shall deliver to the holder an appropriate instrument evidencing his right to receive such additional Class A convertible shares.

3.11   Reservation of Class A Convertible Shares

          So long as any of the Series B Shares are outstanding and entitled to the right of conversion herein provided, the Corporation will:

         (a)     at all times reserve and hold out of its unissued Class A convertible shares a sufficient number of unissued Class A convertible shares to enable all of the Series B Shares outstanding to be converted upon the basis and upon the terms and conditions herein provided in this Section 3; provided that nothing contained in this clause 3.11 shall affect or restrict the right of the Corporation to issue Class A convertible shares from time to time;

         (b)     use its best efforts to qualify, if necessary, the Class A convertible shares issued upon the conversion of Series B Shares for distribution or distribution to the public as the case may be, in all provinces of Canada in which there are at the time of issue addresses of holders of Series B Shares appearing in the books of the Corporation or in which there is a stock exchange upon which the Series B Shares are then listed and posted for trading; and

         (c)     use its best efforts to have the Class A convertible shares issued upon the conversion of Series B Shares listed and posted for trading on each stock exchange on which the Series B Shares are then listed and posted for trading.

4.      Redemption

4.1    Optional Redemption

         Subject as hereinafter provided, the Corporation shall not redeem the Series B Shares or any of them prior to December 15, 1986.  On and after December 15, 1986 and prior to December 15, 1988, the Corporation may not redeem the Series B Shares or any of them unless the Class A convertible shares of the Corporation are then listed on The Toronto Stock Exchange or on such other stock exchange in Canada as may be selected for this purpose by the board of directors and unless the Corporation shall have filed with the transfer agent for the Series B Shares on the day that the requisite notice of redemption is first given, a certificate signed by the President or a Vice-President and the Secretary or Assistant Secretary of the Corporation or by any two of the directors certifying that the Current Market Price of the Class A convertible shares on such day is not less than 125% of the amount obtained by dividing the stated capital of a Series B Share on such day by the number of Class A convertible shares of the Corporation into which each Series B Share is convertible on such day.  Notwithstanding the foregoing, but subject to the provisions of Section 6 hereof, of clause (vii) of the provisions attaching to the Class I preferred shares of the Corporation as a class, and of clause (vii) of the provisions attaching to the Class II preferred shares as a class, the Corporation may, in the event that at any time less than 160,000 Series B Shares remain outstanding, redeem all, but not part, of such Series B Shares on payment for the Series B Shares to be redeemed of $26.25 per share together with an amount equal to all accrued and unpaid dividends thereon up to the date fixed for redemption, if the date fixed for redemption is prior to December 15, 1986, and of the then applicable Redemption Price, if the date fixed for redemption is on or after December 15, 1986.

         Subject to the foregoing, the Corporation, upon giving notice as hereinafter provided, may redeem all at any time and part from time to time of the then outstanding Series B Shares, on payment for each share to be redeemed of the price set forth below:

         (i)     $26.25 if the date fixed for redemption is on or after December 15, 1986 and prior to December 15, 1989;

        (ii)     $26.00 if the date fixed for redemption is on or after December 15, 1989 and prior to December 15, 1990;

       (iii)     $25.75 if the date fixed for redemption is on or after December 15, 1990 and prior to December 15, 1991;

       (iv)     $25.50 if the date fixed for redemption is on or after December 15, 1991 and prior to December 15, 1992;

         (v)     $25.25 if the date fixed for redemption is on or after December 15, 1992 and prior to December 15, 1993; and

         (vi)     $25.00 if the date fixed for redemption is on or after December 15, 1993;

together in each case with an amount equal to all accrued and unpaid cumulative preferential dividends thereon calculated to but excluding the date fixed for redemption, the whole constituting and herein referred to as the "Redemption Price".

4.2    Partial Redemption

         If less than all the Series B Shares are at any time to be redeemed, the shares to be redeemed shall be selected by lot or in such other manner as the board of directors of the Corporation may deem equitable or, if the board of directors so determines, on a pro rata basis, disregarding fractions, according to the number of Series B Shares held by each of the registered holders thereof.  If less than all of the Series B Shares are at any time to be redeemed and a Series B Holder has duly exercised his right to convert into Class A convertible shares all or any part of the number of Series B Shares held by such holder which have been called for redemption, the number of Series B Shares held by such Series B Holder to be redeemed shall be reduced by the number (but not exceeding the number of Series B Shares held by such Series B Holder called for redemption) of Series B Shares in respect of which such registered holder has duly exercised his right to convert into Class A convertible shares.  If a part only of the Series B Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

4.3    Method of Redemption

         In any case of redemption of Series B Shares, the Corporation shall not less than 30 days and not more than 90 days before the date specified for redemption send by prepaid first class mail or deliver to the registered address of each person who at the date not more than 7 days prior to the date of mailing or delivery is a Series B Holder to be redeemed a notice in writing of the intention of the Corporation to redeem the Series B Shares registered in the name of such holder. Accidental failure or omission to give such notice to 1 or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and such notice shall have the same force and effect as if given in due time.  Such notice shall set out the number of Series B Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series B Shares may present and surrender such shares for redemption.  If the date specified for such redemption is a date on or prior to December 15, 1990, such notice shall also set forth the then applicable Conversion Rate (as defined in Section 3 hereof) and shall state that the right of the holder to convert the shares so to be redeemed will cease and terminate at the close of business on the business day immediately preceding the date specified for redemption.  On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the Series B Holders to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series B Shares called for redemption.  Payment in respect of Series B Shares being redeemed shall be made by cheque payable to the holder thereof in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  From and after the date specified for redemption in any such notice of redemption, the Series B Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.  The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series B Shares to deposit the Redemption Price of the Series B Shares so called for redemption, or of such of the Series B Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any Canadian chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the registered holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective Series B Holders whose shares have been called for redemption, upon presentation and surrender to such chartered bank or trust company of the certificates representing such shares.  Upon such deposit being made or upon the date specified for redemption in such notice, whichever is later, the Series B Shares in respect of which such deposit shall have been made shall be deemed to have been redeemed and the rights of the holders thereof shall be limited to receiving their proportion (less any tax required to be deducted or withheld therefrom) of the amount so deposited without interest, upon presentation and surrender of the certificate or certificates representing the Series B Shares being redeemed.  Any interest allowed on any such deposit shall belong to the Corporation.  Redemption moneys that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.

4.4    Redemption at the Option of the Holder

         If the Russelsteel Acquisition Closing has not taken place on or before February 29, 1984 (or such later date as may be provided in a modification of the Acquisition Agreements agreed to by the Underwriters, as defined in the Escrow Agreement, or the Series B Holders pursuant to the Escrow Agreement) and the Series B Holders have not waived, pursuant to Section 3 of the Escrow Agreement, the requirement that the Russelsteel Acquisition Closing take place, and subject to any terms or conditions which may be imposed in connection with any such waiver, the Series B Shares held by each holder will be redeemable in whole or in part on March 30, 1984 at the option of the holder at a price for each share to be redeemed of $25.00 together with an amount equal to all accrued and unpaid dividends thereon to March 30, 1984.  In such event, the Corporation shall, on or before March 5, 1984, mail or deliver to each Series B Holder, a notice in writing setting out the number of Series B Shares held by such Series B Holder and stating (a) that the Russelsteel Acquisition Closing did not occur on or before February 29, 1984, and the requirement that the Russelsteel Acquisition Closing take place was not waived by the Series A Holders, (b) that the Series B Shares may be redeemed on March 30, 1984 at the option of the holder, (c) the then applicable Conversion Rate and (d) the place or places within Canada at which Series B Holders may present and surrender their shares for redemption on or before the close of business on March 26, 1984.  Any Series B Holder who wishes to have all or a part of his Series B Shares redeemed on March 30, 1984, shall present and surrender the certificate or certificates representing the Series B Shares to be redeemed at any of the places referred to in the foregoing notice on or before the close of business on March 26, 1984, together with instructions, signed by such holder or by his duly authorized attorney or agent, as to the number of Series B Shares represented by such certificate or certificates which are to be redeemed.  If less than all of the Series B Shares represented by any certificate are to be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon the presentation and surrender of the first mentioned certificate.

         Payment in respect of Series B Shares being redeemed pursuant to this clause 4.4 shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  Such cheques shall be made available on and after March 30, 1984 to be picked up by Series B Holders who have elected to have shares redeemed, at the place where the certificate or certificates representing such shares were surrendered if such holder has indicated in the said instructions that he wishes to pick up such cheque.  Otherwise, the Corporation shall mail by prepaid first class mail such cheques on or before March 30, 1984 to the Series B Holders whose Series B Shares are being redeemed at their last addresses as shown on the books of the Corporation.  From and after March 30, 1984, the Series B Shares to be redeemed pursuant to this clause 4.4 shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the redemption price provided for in this clause 4.4 is not made as aforesaid, in which case the rights of the holders shall remain unaffected.

4.5    Optional Redemption Subject to Applicable Law

         If the Corporation is not permitted, by insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series B Shares, to redeem all of the Series B Shares duly tendered pursuant to the optional redemption right provided for in clause 4.4 hereof, the Corporation shall redeem only the maximum number of Series B Shares (rounded to the next lower multiple of 1,000 shares) which the directors of the Corporation determine the Corporation is then permitted to redeem.  Such redemption will be made pro rata (disregarding fractions of shares) from each holder of tendered Series B Shares according to the number of Series B Shares tendered for redemption by each such holder and the Corporation shall issue and deliver to each such holder a new share certificate, at the expense of the Corporation, representing the Series B Shares not redeemed by the Corporation.

         If the Corporation fails to redeem, because of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series B Shares, all of the Series B Shares duly tendered pursuant to the optional redemption right provided for in clause 4.4 hereof, then the Corporation shall redeem on each dividend payment date thereafter from the Series B Shares tendered by the holders thereof on or before the 30th day preceding such dividend payment date for redemption in the same manner as set forth in clause 4.4 hereof, the lesser of (i) the number of Series B Shares so tendered, and (ii) the number of Series B Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata from each holder of Series B Shares so tendered according to the number of Series B Shares so tendered by each such holder) which the directors of the Corporation determine the Corporation is then permitted to redeem.  The Corporation shall be under no obligation to give any notice to the Series B Holders in respect of the redemptions provided for in this clause.

         If the directors of the Corporation have acted in good faith in making any of the determinations referred to above as to the number of Series B Shares which the Corporation is permitted at any time to redeem, the Corporation shall have no liability in the event that any such determination proves inaccurate.

5.     Purchase for Cancellation

5.1   Purchase Obligation

Subject to the provisions of Section 6 hereof, clause (vii) of the provisions attaching to the Class I preferred shares as a class and of clause (vii) of the provisions attaching to the Class II preferred shares as a class, and so long as any of the Series B Shares are outstanding, the Corporation shall make all reasonable efforts to purchase for cancellation in the open market at such time or times as the Corporation in its discretion shall determine, in each calendar quarter from and including the calendar quarter beginning January 1, 1991, 1% of the aggregate number of Series B Shares outstanding as at the close of business on December 15, 1990, if and to the extent that such shares are available for purchase at a price or prices not exceeding $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon up to the date of purchase (excluding from the determination of the price so paid any costs of purchase of the Corporation).  To the extent that, notwithstanding the making of all reasonable efforts, the Corporation is unable to purchase the number of Series B Shares it is obliged to purchase in any calendar quarter, such purchase obligation shall carry forward to the succeeding calendar quarters in the same calendar year and, to the extent not satisfied at the end of such calendar year, such purchase obligation with respect to that calendar year shall thereupon be extinguished.  All purchases or redemptions of Series B Shares in any calendar year otherwise than pursuant to this clause 5.1 may be applied to satisfy the purchase obligation hereunder in such calendar year.  The Corporation's obligation to purchase Series B Shares under this clause 5.1 shall be suspended during any period in which such purchases would be contrary to Section 6 hereof or to any applicable law and such obligation shall not accumulate during such period.

5.2   Optional Purchase

         Subject to the provisions of Section 6 hereof, of clause (vii) of the provisions attaching to the Class I preferred shares as a class and of clause (vii) of the provisions attaching to the Class II preferred shares as a class, the Corporation may at any time and from time to time purchase for cancellation all or any part of the then outstanding Series B Shares in the open market (including purchases through or from an investment dealer or a member of a recognized stock exchange) or by invitation for tenders addressed to all of the holders of Series B Shares then outstanding, at the lowest price or prices at which, in the opinion of the board of directors, such shares are then obtainable but not exceeding a price per share equal to the then applicable Redemption Price, or if the date of purchase occurs prior to December 15, 1986, not exceeding a price per share equal to $26.25 per share together with an amount equal to all dividends accrued and unpaid thereon up to the date of purchase, plus, in all cases, the reasonable costs of purchase.  If, in response to an invitation for tenders under the provisions of this clause 5.2, more Series B Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Series B Shares to be purchased by the Corporation shall be purchased from holders tendering at the same price, as nearly as may be possible, pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

6.     Restrictions on Dividends, Retirement and Issuance of Shares

         While any Series B Shares are outstanding, the Corporation shall not, without the approval of the holders of Series B Shares given as hereinafter specified:

         (a)     declare, set aside for payment or pay any dividends on any Junior Shares (other than dividends consisting of Junior Shares); or

         (b)     call for redemption, redeem, purchase, retire for value or distribute in respect of any Junior Shares (except out of the net cash proceeds of a substantially concurrent issue of Junior Shares); or

         (c)     call for redemption, redeem, purchase or otherwise retire for value less than all of the Series B Shares; or

         (d)     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Class II preferred shares, call for redemption, redeem, purchase or otherwise retire for value any other shares ranking as to capital or dividends on a parity with the Series B Shares; or

         (e)     issue any shares ranking as to capital or dividends prior to or on a parity with the Series B Shares;

unless, in each such case, all dividends then payable on the Series B Shares then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment or unless such action has been approved by the Series B Holders and, if required, a Certificate of Amendment has been issued to the Corporation.

7.     Liquidation, Dissolution or Winding-Up

         In the event of any Liquidation Distribution, each Series B Holder shall be entitled to receive before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to registered holders of shares ranking as to capital junior to the Series B Shares in connection with the Liquidation Distribution, an amount equal to the stated capital per share of all Series B Shares held by such holder, together with an amount equal to all accrued but unpaid cumulative dividends thereon and, if the Liquidation Distribution is voluntary, a premium of $1.25 if the Liquidation Distribution commences prior to December 15, 1986, and, if the Liquidation Distribution commences thereafter an additional amount equal to the premium on the stated capital which would be payable as part of the then applicable Redemption Price.  After payment to the Series B Holders of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

8.     Voting Rights

         The holders of the Series B Shares shall not be entitled, as such, to receive notice of or attend or vote at any meeting of shareholders of the Corporation other than a meeting of Series B Holders.

9.     Amendments to Series B Provisions

         These Series B Provisions may be repealed, altered, modified, amended or varied only with the prior approval of the holders of the Series B Shares given in the manner provided in Section 10 hereof in addition to any other approval required by the CBCA or any other statutory provision of like or similar effect applicable to the Corporation, from time to time  in force.

10.    Consents and Approvals

         The consent or approval of the Series B Holders with respect to any and all matters may be given by one or more instruments signed by the holders of at least two-thirds of the issued and outstanding Series B Shares or by a resolution passed by at least two-thirds of the votes cast at a meeting of the Series B Holders duly called for that purpose and held upon at least 21 days' notice, at which the holders of a majority of the outstanding Series B Shares are present or represented by proxy.  If at any such meeting the holders of a majority of the outstanding Series B Shares are not present or represented by proxy within one-half an hour after the time appointed for such meeting, then the meeting may be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than 21 days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called.  At such adjourned meeting the holders of the Series B Shares present or represented by proxy may transact the business for which the meeting was originally called and the consent or approval of the holders of the Series B Shares with respect thereto may be given by at least two-thirds of the votes cast at such adjourned meeting.  The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at every such meeting or adjourned meeting every Series B Holder shall be entitled to 1 vote in respect of each Series B Share of which he is the registered holder.

11.    Notices

         Any notice required or permitted to be given to any Series B Holder shall be sent by first class mail, postage prepaid, or delivered to such holder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder.  The accidental failure to give notice to 1 or more of such shareholders shall not affect the validity of any action requiring the giving of notice by the Corporation.  Any notice given as aforesaid shall be deemed to be given on the date upon which it is mailed or delivered.

         If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder or is required to send any cheque or any share certificate to any Series B Holder, whether in connection with the redemption or conversion of Series B Shares or otherwise, the Corporation may, notwithstanding the provisions hereof:

         (a)     give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax and once in a daily French language newspaper published in each of Montreal and Quebec City and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; or

         (b)     fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series B Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

F.      CLASS II SHARES, SERIES C

The third series of Class II preferred shares shall consist of 1,200,000 Class II Shares which shall be designated 7.5% Cumulative Redeemable Convertible Class II preferred shares, Series C (the "Series C Shares") and shall have attached thereto, in addition to the rights, privileges, restrictions, conditions and limitations attaching to the Class II preferred shares as a class, the following rights, privileges, restrictions and conditions (the "Series C Provisions"):

1.      General

1.1   Definitions

        Where used in these Series C Provisions, the following words and phrases shall, unless there is something in the context otherwise inconsistent herewith, have the following meanings, respectively:

         (a)     "business day" means a day other than a Saturday, Sunday or any other day treated as a holiday in the municipality in Canada in which the Corporation's registered office is then situated;

         (b)     "Class A convertible shares" means Class A convertible shares in the capital of the Corporation as such shares were constituted on May 30, 1986 or as such shares may be changed from time to time provided that any adjustment in the Conversion Rate required by clause 3.5 hereof has been made;

         (c)     "Class B convertible shares" means Class B convertible shares in the capital of the Corporation as such shares were constituted on May 30, 1986 or as such shares may be changed from time to time provided that any adjustment in the Conversion Rate required by clause 3.5 hereof has been made;

         (d)     "close of business" means the normal closing hour of the principal office in the City of Winnipeg of the transfer agent for the Series C Shares;

         (e)     "Common Shares" means the Class A convertible shares and the Class B convertible shares;

         (f)     "Conversion Rate" at any time means the number of Class A convertible shares into which one Series C Share may be converted at such time in accordance with the provisions of Section 3;

         (g)     "Current Market Price" of the Class A convertible shares on any date means the arithmetic weighted average of board lot prices for sales of Class A convertible shares on The Toronto Stock Exchange (or, if the Class A convertible shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the directors) during the 20 consecutive trading days ending on a date not earlier than the 5th trading day preceding such date provided that in the event the Class A convertible shares are not listed on any stock exchange the Current Market Price shall be determined by the board of directors, which determinations shall be conclusive;

         (h)     "director" means a director of the Corporation for the time being and "directors" or "board of directors" means the board of directors of the Corporation or, if duly constituted and empowered, the executive committee of the board of directors of the Corporation for the time being, and reference, without further elaboration, to action by the directors means either action by the directors of the Corporation as a board or action by the said executive committee as such committee;

         (i)     "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to these Series C Provisions and not to any particular Section, clause, subclause, subdivision or portion hereof, and the expressions "Section", "clause" and "subclause" followed by a number or a letter mean and refer to the specified Section, clause or subclause hereof;

         (j)     "Initial Issue Date" means the first date on which any Series C Shares are issued and outstanding;

         (k)     "Junior Shares" means any shares in the capital of the Corporation ranking after or subordinated to the Series C Shares as to the payment of dividends or the return of capital, including, without limiting the generality of the foregoing, the Common Shares;

         (l)     "Liquidation Distribution" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

         (m)     "ranking as to capital" means ranking or priority with respect to the distribution of assets in the event of a Liquidation Distribution;

         (n)     "Series C holder" means a person recorded on the securities register of the Corporation as being the registered holder of one or more Series C Shares;

         (o)     "trading day" means any day on which The Toronto Stock Exchange and the Winnipeg Stock Exchange are open for business and on which one or more board lots of the relevant class of shares of the Corporation are traded on either or both such exchanges; and

         (p)     "transfer agent" means the person or persons from time to time appointed by the directors as the transfer agent for the Series C Shares and, in the event that no such person is appointed, "transfer agent" means the Corporation;

1.2   Gender, etc.

         Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.

1.3   Currency

         All monetary amounts referred to herein shall be in lawful money of Canada.

1.4   Headings

         The division of these Series C Provisions into Sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.5   Business Day

         In the event that any date upon which any dividends on the Series C Shares are payable by the Corporation, or upon or by which any other action is required to be taken by the Corporation or any Series C Holder hereunder, is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or by the next succeeding day which is a business day.

1.6   Canada Business Corporations Act

        These Series C Provisions shall be governed by and are subject to the applicable provisions of the Canada Business Corporations Act, as such statute may from time to time be amended, varied or replaced, ("CBCA") and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the CBCA shall have the respective meanings ascribed thereto in the said Act.

2.     Dividends

2.1   Declaration and Payment of Dividends

        The holders of Series C Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors, fixed preferential cumulative cash dividends at the rate of $1.875 per share  per annum.  Such dividends shall accrue from and including the date of issue of such shares and, subject as hereinafter provided, shall be payable in equal quarterly instalments of $0.46875 per share on the 15th day of each of March, June, September and December in each year (each of which dates is hereinafter referred to as a "dividend payment date").  The first dividend payment date shall be September 15, 1986.

2.2   Amount of Dividend

        The amount of the dividend for any period which is less than a full quarter of a year with respect to any Series C Share:

         (i)     which is issued, redeemed or purchased; or

        (ii)     where assets of the Corporation are distributed to the Series C holders pursuant to Section 7 hereof;

shall be equal to the amount calculated by multiplying $0.46875 by a fraction the numerator of which is the number of days in such quarter for which such share has been outstanding (including the dividend payment date at the beginning of such quarter if such share was outstanding on that date), and the denominator of which is the number of days in such quarter (including the dividend payment date at the beginning thereof and excluding the next succeeding dividend payment date).

        The amount of the dividend payable in respect of each Series C Share on the first dividend payment date following the Initial Issue Date shall be that proportion of $0.46875 which the number of days from and including the Initial Issue Date to but excluding such dividend payment date is to the total number of days in the three month period immediately preceding such dividend payment date.

2.3   Cumulation of Dividends

If on any dividend payment date a dividend accrued to and payable on such date is not paid in full on the Series C Shares then issued and outstanding, the said dividend or the unpaid part thereof shall be paid on a subsequent dividend payment date or dividend payment dates determined by the board of directors on which the Corporation shall have sufficient moneys properly applicable to the payment of the same.  The Series C holders shall not be entitled to any dividends other than or in excess of the fixed preferential cumulative dividends provided for in this Section 2.

2.4   Method of Payment

Any dividends declared on the Series C Shares shall be paid by forwarding by prepaid first class mail, mailed on or before the dividend payment date, addressed to each Series C holder at his address as it appears on the books of the Corporation or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the books of the Corporation, a cheque for such dividends (less the amount of any tax or other amounts required to be deducted or withheld by the Corporation) payable to or to the order of such holder (or, in the case of joint holders, payable to, and in the name of, all such holders, failing written instructions from them to the contrary) in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being. Notwithstanding the foregoing, any dividend cheque may be delivered to a Series C holder at his address as aforesaid.  The mailing or delivery of any such cheque in the foregoing manner shall satisfy such dividends to the extent of the sum represented by such cheque (plus the amount of any tax or other amounts required to be deducted or withheld as aforesaid) unless such cheque is not paid on presentation. Each dividend on the Series C Shares shall be paid to the registered holders appearing on the register at the close of business on such day (which shall not be more than 30 days preceding the date fixed for payment of such dividend) as may be determined in advance from time to time by the directors. Dividends which are represented by cheques which have not been presented to the Corporation's bankers for payment or which otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3.     Conversion

3.1   Right to Convert

        Upon and subject to the terms and conditions hereinafter set forth, the holders of Series C Shares shall have the right, at any time and from time to time, prior to the close of business on June 15, 1993, or, in the case of Series C Shares called for redemption, to the close of business on the business day immediately preceding the date fixed for redemption, whichever is earlier (provided, however, that if the Corporation shall fail to redeem such Series C Shares in accordance with the notice of redemption the right of conversion shall thereupon be restored as if such call for redemption had not been made), to convert all or any part of their Series C Shares into fully paid and non-assessable Class A convertible shares, at the Conversion Rate in effect on the date of conversion.  Unless and until adjusted in accordance with these Series C Provisions, the Conversion Rate shall be 1.35 Class A convertible shares for each Series C Share to be converted.

3.2   Conversion Procedure

        The conversion right provided for in clause 3.1 may be exercised by completing and executing the notice of conversion on the certificate or certificates representing the Series C Shares in respect of which the holder thereof desires to exercise such right of conversion and by delivering the said certificate or certificates to the transfer agent for the Series C Shares at any office for the transfer of the Series C Shares.  The said notice of conversion shall be signed by such holder or by his duly authorized attorney or agent, with signature guaranteed in a manner satisfactory to the transfer agent, and shall specify the number of Series C Shares which the Series C holder desires to have converted.  The transfer form on the certificate or certificates in question need not be endorsed, except in the circumstances contemplated by clause 3.3.  If less than all the Series C Shares represented by a certificate or certificates are to be converted, the Series C holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series C Shares represented by the certificate or certificates surrendered as aforesaid which are not to be converted.

3.3   Person to Whom Class A Convertible Shares Will be Issued

On any conversion of Series C Shares the share certificates for Class A convertible shares resulting therefrom shall be issued at the expense of the Corporation in the name of the registered holder of the Series C Shares converted or in such name or names as such registered holder may direct in writing, provided that such registered holder shall pay any applicable security transfer taxes.  In any case where the Class A convertible shares are to be issued in the name of a person other than the holder of the converted Series C Shares, the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Series C Shares or his duly authorized attorney or agent, with signatures guaranteed in a manner satisfactory to the transfer agent.

3.4   Effective Date of Conversion

Each Series C holder whose shares are to be converted in whole or in part (or any other person or persons in whose name or names any certificates representing Class A convertible shares are issued as provided in clause 3.3) shall be deemed to have become the holder of record of the Class A convertible shares into which such Series C Share are converted, for all purposes, on the respective dates of receipt by the transfer agent of the certificate or certificates representing the Series C Shares to be converted as provided in clause 3.2, notwithstanding any delay in the delivery of the certificate or certificates representing the Class A convertible shares into which such Series C Shares have been converted and, effective as of and throughout such respective dates, the Series C holder shall cease to be registered as the holder of record of the Series C Shares so converted.

3.5   Adjustment of Conversion Rate

         (a)     If and whenever at any time and from time to time the Corporation shall (i) subdivide, redivide or change its then outstanding Class A convertible shares into a greater number of Class A convertible shares, (ii) reduce, combine or consolidate or change its then outstanding Class A convertible shares into a lesser number of Class A convertible shares, or (iii) issue Class A convertible shares (or securities exchangeable for or convertible into Class A convertible shares) to the holders of all or substantially all of its then outstanding Class A convertible shares by way of stock dividend, other than an issue of Class A convertible shares or securities exchangeable for or convertible into Class A convertible shares to holders of Class A convertible shares who exercise an option to receive dividends in Class A convertible shares or securities exchangeable for or convertible into Class A convertible shares in lieu of receiving cash dividends, (any of such events being herein called a "Common Share Reorganization") the Conversion Rate shall be adjusted effective immediately after the record date at which the holders of Class A convertible shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the number of Class A convertible shares outstanding after the completion of such Common Share Reorganization (but before giving effect to the issue of any Class A convertible shares issued after such record date otherwise than as part of such Common Share Reorganization) including, in the case where securities exchangeable or convertible into Class A convertible shares are distributed, the number of Class A convertible shares that would have been outstanding had such securities been exchanged for or converted into Class A convertible shares on such record date, is divided by

         (B)     the number of Class A convertible shares outstanding on such record date before giving effect to the Common Share Reorganization.

         (b)     If and whenever at any time the Corporation shall fix the record date for the issuance of rights, options or warrants to the holders of all or substantially all of its outstanding Class A convertible shares entitling them to subscribe for or to purchase Class A convertible shares (or securities of the Corporation exchangeable for or convertible into Class A convertible shares) at a price per Class A convertible share (or having a conversion price per Class A convertible share) equal to or less than 95% of the Current Market Price of a Class A convertible share on such record date (any such event being herein referred to as a "Rights Offering"), then the Conversion Rate then in effect shall be adjusted immediately after such record date by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the sum of the number of Class A convertible shares outstanding on such record date and the number of additional Class A convertible shares offered for subscription or purchase under the Rights Offering (or the number of Class A convertible shares into which the securities so offered are convertible or exchangeable), is divided by

         (B)     the sum of the number of Class A convertible shares outstanding on such record date and a number determined by dividing the aggregate price of the total number of additional Class A convertible shares offered for subscription or purchase under the Rights Offering (or the aggregate conversion price of the convertible or exchangeable securities so offered) by the Current Market Price of a Class A convertible share on such record date.

         Any Class A convertible shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. If such rights, options or warrants are not so issued or if, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Conversion Rate shall be readjusted effective immediately after the date of expiry to the Conversion Rate which would have been in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect on the date of expiry if the only rights, options or warrants issued had been those that were exercised, as the case may be.

         (c)     If and whenever at any time the Corporation shall fix a record date for the making of a distribution (including a distribution by way of stock dividend) to the holders of all or substantially all its outstanding Class A convertible shares of (i) shares of the Corporation of any class other than Class A convertible shares (and shares convertible into or exchangeable for Class A convertible shares referred to in subclause 3.5(a)), (ii) rights, options or warrants (excluding a Rights Offering, rights, options or warrants exercisable within 45 days of the record date to acquire Class A convertible shares (or securities convertible into or exchangeable for Class A convertible shares) having a conversion price per Class A convertible share greater than 95% of the then Current Market Price), (iii) evidences of its indebtedness (excluding indebtedness convertible into or exchangeable for Class A convertible shares referred to in subclause 3.5(a)), or (iv) assets, (other than, with respect to (i), (ii), (iii) and (iv) above, dividends paid in the ordinary course or a Common Share Reorganization) (any such event being herein referred to as a "Special Distribution") then, in each such case, the Conversion Rate shall be adjusted effective immediately after the record date at which the holders of Class A convertible shares are determined for the purposes of the Special Distribution by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the product obtained when the number of Class A convertible shares outstanding on the record date is multiplied by the Current Market Price of a Class A convertible share on such date,

         is divided by

         (B)     the difference obtained when the amount by which the aggregate fair market value (as determined by the board of directors, which determination shall be conclusive) of the shares, rights, options, warrants, evidences of indebtedness or assets, as the case may be, distributed in the Special Distribution exceeds the fair market value (as determined by the board of directors, which determination shall be conclusive) of the consideration, if any, received therefor by the Corporation, is subtracted from the product obtained when the number of Class A convertible shares outstanding on the record date is multiplied by the Current Market Price of a Class A convertible share on such date, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Conversion Rate in effect immediately before such record date.  Any Class A convertible shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of  any such computation.  Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Rate shall be readjusted effective immediately to the Conversion Rate which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed.

         (d)     If and whenever there is a capital reorganization of the Corporation not otherwise provided for in this clause 3.5 or a consolidation, merger or amalgamation of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), any Series C holder who has not exercised his right of conversion prior to the record date for such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right at any time after the record date for such Capital Reorganization, in lieu of the number of Class A convertible shares to which he was theretofore entitled on conversion, the aggregate number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the record date, he had been the registered holder of the number of Class A convertible shares to which he was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with the provisions the same, as nearly as may be possible, as those contained in clauses 3.5 and 3.6; provided that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Series C holders shall thereafter be entitled to receive such number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization.

         (e)     In the case of any reclassification of, or other change in, the outstanding Class A convertible shares other than a Common Share Reorganization or a Capital Reorganization, the right of conversion shall be adjusted immediately after the record date for such reclassification or other change so that Series C holders shall be entitled to receive, upon the exercise of such right at any time after the record date of such reclassification or other change, such shares as they would have received had such Series C Shares been converted into Class A convertible shares immediately prior to such record date subject to adjustment thereafter in accordance with provisions the same, as nearly may be possible, as those contained in clauses 3.5 and 3.6.

3.6   Rules for Adjustment of Conversion Rate

         The following rules and procedures shall be applicable to the adjustments of the Conversion Rate made pursuant to clause 3.5:

         (a)     if the purchase price provided for in any rights, options or warrants (the "Rights Offering Price") referred to in subclauses 3.5(b) or 3.5(c) is decreased, the Conversion Rate shall forthwith be changed so as to increase the Conversion Rate to such Conversion Rate as would have been obtained had the adjustment to the Conversion Rate made pursuant to subclauses 3.5(b) or 3.5(c), as the case may be, with respect to such rights, options or warrants been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subclause 3.6(a) shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such rights, options or warrants designed to prevent dilution if the resulting increase in the Conversion Rate under this subclause 3.6(a) is not greater than the increase, if any, in the Conversion Rate to be made pursuant to the provisions of this Section 3 by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price;

         (b)     no adjustment in the Conversion Rate shall be required unless an increase or decrease of at least 1% of the prevailing Conversion Rate would result, provided, however, that any adjustment which, except for the provisions of this subclause 3.6(b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

         (c)     no adjustment in the Conversion Rate shall be made pursuant to subclauses 3.5(b) or 3.5(c) in respect of any rights, options, warrants or distributions if identical rights, options or warrants are issued, or distributions are made, to the holders of the Series C Shares as though and to the same effect as if they had converted their Series C Shares into Class A convertible shares prior to the record date for the issue of such rights, options or warrants or for the making of such distributions;

         (d)     in the absence of a resolution of the directors fixing a record date for a Special Distribution or a Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected;

         (e)     forthwith after any adjustment in the Conversion Rate, the Corporation shall file with the transfer agent of the Corporation for the Series C Shares a certificate of an officer of the Corporation certifying as to the amount of such adjustment and, in reasonable detail, the event requiring and the manner of computing such adjustment; the Corporation shall also at such time mail, by prepaid first class mail, a copy of such certificate to the Series C holders; and

         (f)     any question that at any time or from time to time arises with respect to the Conversion Rate or any adjustment in the amount of the Conversion Rate or the amount of any cash payment made in lieu of issuing a fractional share shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all shareholders, transfer agents and registrars of shares of the Corporation, including, without limitation, Series C Shares and Common Shares.+

3.7   Entitlement to Dividends

         Each Series C holder on the record date for any dividend declared payable on the Series C Shares shall be entitled to such dividend notwithstanding that any Series C share owned by him is converted after such record date and before the payment date of such dividend. The registered holder of any Class A convertible share resulting from any conversion effected pursuant to this Section 3 shall be entitled to rank equally with the registered holders of all other Class A convertible shares in respect of all dividends declared payable to holders of Class A convertible shares of record on or after the date of conversion.  Except as provided in clauses 3.5 and 3.6, no adjustment will be made on account of any dividend declared or accrued prior to the date of conversion on the Series C Shares converted or the Class A convertible shares resulting from any conversion.

3.8   Notice of Certain Events

         If the Corporation intends to fix a record date for any Common Share Reorganization (other than a subdivision, consolidation or reclassification), Rights Offering, Special Distribution or Capital Reorganization, the Corporation shall, not less than 14 days prior to such record date, notify each Series C holder of such intention by written notice setting forth the particulars of such Common Share Reorganization, Rights Offering, Special Distribution or Capital Reorganization in reasonable detail, to the extent that such particulars have been determined at the time of giving of the notice.

3.9   Avoidance of Fractional Shares

         In any case where a fraction of a Class A convertible share would otherwise be issuable on conversion of one or more Series C Shares, the Corporation shall, at its option, either (i) adjust such fractional interest by payment by cheque in an amount equal to the then current market value of such fractional interest or (ii) issue in respect of such fraction a scrip certificate transferable by delivery entitling the holder thereof and of other similar certificates aggregating one full Class A convertible share, upon surrender of such certificates at such place as may be designated therein, to obtain from the Corporation a full Class A convertible share and to receive a share certificate therefor; such cheques shall be payable to the holders therefore in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being and such scrip certificates shall be in such form and shall be subject to such terms and conditions as the directors may determine and shall provide that the holder thereof shall not thereby be a shareholder and shall not be entitled to receive dividends or to any other rights of a shareholder.  The amount of any cash adjustment shall equal the current market value of such fractional interest computed on the basis of the last board lot sale price (or average of the bid and asked prices if there were no sales) per share for the Class A convertible shares on The Toronto Stock Exchange (or, if such shares are not then listed and posted for trading on such stock exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected by the board of directors) on the business day next preceding the conversion date.  In the event the Class A convertible shares of the Corporation are not listed on any stock exchange the current market value shall be determined by the board of directors which determination shall be conclusive.  When scrip certificates are issued such scrip certificates may contain, without limitation, provisions to the effect that, after the expiration of one year from their date of issuance, the Corporation may sell or cause to be sold all the shares then represented by unsurrendered scrip certificates and the sole rights of the holders of the scrip certificates after the expiration of said period shall be, against surrender of their scrip certificates, to receive payment of their proportionate amount of the net proceeds of such sale, less taxes and costs of sale, payable by cheque in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  If a cash adjustment or a proportionate amount of the net proceeds of a sale is to be paid pursuant to the provisions of this clause 3.9, the mailing by prepaid first class mail from the Corporation's registered office or any office of the registrar for the Series C Shares to a Series C holder who has exercised his right to convert, to his last address as shown on the books of the Corporation, shall be deemed to be payment of the cash adjustment or the proportionate amount of the net proceeds of a sale, as the case may be, resulting from such fractional interest unless the cheque is not paid upon due presentation.  Cash adjustments or proportionate amounts that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which the same became payable shall be forfeited to the Corporation.

3.10  Postponement of Issuance of Shares upon Conversion

         In any case where the application of the foregoing provisions results in an increase of the Conversion Rate taking effect immediately after the record date for a specific event, if any Series C Shares are converted after that record date and prior to completion of the event, the Corporation may postpone the issuance to the Series C holder of the additional Class A convertible shares to which he is entitled by reason of the increase of the Conversion Rate but such additional Class A convertible shares shall be issued and delivered to that holder upon completion of the event and the Corporation shall deliver to the holder an appropriate instrument evidencing his right to receive such additional Class A convertible shares.

3.11  Reservation of Class A Convertible Shares

         So long as any of the Series C Shares are outstanding and entitled to the right of conversion herein provided, the Corporation will:

         (a)     at all times reserve and hold out of its unissued Class A convertible shares a sufficient number of unissued Class A convertible shares to enable all of the Series C Shares outstanding to be converted upon the basis and upon the terms and conditions herein provided in this Section 3; provided that nothing contained in this clause 3.11 shall affect or restrict the right of the Corporation to issue Class A convertible shares from time to time;

         (b)     use its best efforts to qualify, if necessary, the Class A convertible shares issued upon the conversion of Series C Shares for distribution or distribution to the public as the case may be, in all provinces of Canada in which there are at the time of issue addresses of holders of Series C shares appearing in the books of the Corporation or in which there is a stock exchange upon which the Series C Shares are then listed and posted for trading; and

         (c)     use its best efforts to have the Class A convertible shares issued upon the conversion of Series C Shares listed and posted for trading on each stock exchange on which the Series C Shares are then listed and posted for trading.

4.     Redemption

4.1   Optional Redemption

         Subject as hereinafter provided, the Corporation shall not redeem the Series C Shares or any of them prior to December 31, 1989. On and after December 31, 1989 and prior to December 31, 1991, the Corporation may not redeem the Series C Shares or any of them unless the Class A convertible shares of the Corporation are then listed on The Toronto Stock Exchange or on such other stock exchange as may be selected for this purpose by the board of directors and unless the Corporation shall have filed with the transfer agent for the Series C Shares on the day that the requisite notice of redemption is first given, a certificate signed by the President or a Vice-President and the Secretary or Assistant Secretary of the Corporation or by any two of the directors certifying that the arithmetic weighted average of the board lot prices at which the Class A convertible shares have traded on The Toronto Stock Exchange (or, if the Class A convertible shares are not then listed on The Toronto Stock Exchange, on such stock exchange on which such shares are then listed as may be selected for such purpose by the directors of the Corporation) during the period of 20 consecutive trading days ended on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the amount obtained by dividing the stated capital of a Series C Share on such day by the number of Class A convertible shares of the Corporation into which each Series C Share is convertible on such day.

         Subject to the foregoing, the Corporation, upon giving notice as hereinafter provided, may redeem all at any time and part from time to time of the then outstanding Series C Shares, on payment for each share to be redeemed of $25.00 together in each case with an amount equal to all accrued and unpaid cumulative preferential dividends thereon calculated to but excluding the date fixed for redemption, the whole constituting and herein referred to as the "Redemption Price".

4.2   Partial Redemption

        If less than all the Series C Shares are at any time to be redeemed, the shares to be redeemed shall be selected by lot or in such other manner as the board of directors of the Corporation may deem equitable or, if the board of directors so determines, on a pro rata basis, disregarding fractions, according to the number of Series C Shares held by each of the registered holders thereof.  If less than all of the Series C Shares are at any time to be redeemed and a Series C holder has duly exercised his right to convert into Class A convertible shares all or any part of the number of Series C Shares held by such holder which have been called for redemption, the number of Series C Shares held by such Series C holder to be redeemed shall be reduced by the number (but not exceeding the number of Series C Shares held by such Series C holder called for redemption) of Series C Shares in respect of which such registered holder has duly exercised his right to convert into Class A convertible shares. If a part only of the Series C Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

4.3   Method of Redemption

        In any case of redemption of Series C Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid first class mail or deliver to the registered address of each person who at the date not more than seven days prior to the date of mailing or delivery is a Series C holder to be redeemed a notice in writing of the intention of the Corporation to redeem Series C Shares registered in the name of such holder. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and such notice shall have the same force and effect as if given in due time.  Such notice shall set out the number of Series C Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series C Shares may present and surrender such shares for redemption.  If the date specified for such redemption is a date on or prior to June 15, 1993, such notice shall also set forth the then applicable Conversion Rate (as defined in Section 3 hereof) and shall state that the right of the holder to convert the shares so to be redeemed will cease and terminate at the close of business on the business day immediately preceding the date specified for redemption.  On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the Series C holders to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series C Shares called for redemption.  Payment in respect of Series C Shares being redeemed shall be made by cheque payable to the holder thereof in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  From and after the date specified for redemption in any such notice of redemption, the Series C Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.  The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series C Shares to deposit the Redemption Price of the Series C Shares so called for redemption, or of such of the Series C Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any Canadian chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the registered holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective Series C holders whose shares have been called for redemption, upon presentation and surrender to such chartered bank or trust company of the certificates representing such shares.  Upon such deposit being made or upon the date specified for redemption in such notice, whichever is later, the Series C Shares in respect of which such deposit shall have been made shall be deemed to have been redeemed and the rights of the holders thereof shall be limited to receiving their proportion (less any tax required to be deducted or withheld therefrom) of the amount so deposited without interest, upon presentation and surrender of the certificate or certificates representing the Series C Shares being redeemed.  Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

5.     Purchase for Cancellation

        Subject to the provisions of Section 6 hereof, of clause (vii) of the provisions attaching to the Class I preferred shares as a class and of clause (vii) of the provisions attaching to the Class II preferred shares as a class, the Corporation may at any time and from time to time purchase for cancellation all or any part of the then outstanding Series C Shares at any price by tender to all holders of Series C Shares or through the facilities of any stock exchange on which the Series C Shares are listed or, provided that, in such case, the price for the Series C Shares purchased for cancellation shall not exceed the highest price offered for a board lot of Series C Shares on any stock exchange on which such shares are listed on the date of such purchase for cancellation, in any other manner.  If, in response to an invitation for tenders under the provisions of this Section 5, more Series C Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Series C Shares to be purchased by the Corporation shall be purchased from holders tendering at the same price, as nearly as may be possible, pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

6.     Restrictions on Dividends, Retirement and Issuance of Shares

        While any Series C Shares are outstanding, the Corporation shall not, without the approval of the holders of Series C Shares given as specified in Section 11:

         (a)     declare, set aside for payment or pay any dividends on any Junior Shares (other than dividends consisting of Junior Shares); or

         (b)     call for redemption, redeem, purchase, retire for value or make any capital distribution on or in respect of any Junior Shares (except out of the net cash proceeds of a substantially concurrent issue of Junior Shares); or

         (c)     call for redemption, redeem, purchase or otherwise retire for value less than all of the Series C Shares; or

         (d)     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Class II preferred shares, call for redemption, redeem, purchase or otherwise retire for value any other shares ranking as to capital or dividends on a parity with the Series C Shares; or

         (e)     issue any additional Series C Shares or any shares ranking as to capital or dividends prior to or on a parity with the Series C Shares;

unless, in each such case, all dividends then payable on each series of cumulative Class II preferred shares and all other cumulative shares of the Corporation ranking prior to or on a parity with the Series C Shares then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment and there shall have been paid or set apart for payment all declared and unpaid non-cumulative dividends in respect of each series of non-cumulative Class II preferred shares and all other non-cumulative shares of the Corporation ranking prior to or on a parity with the Series C Shares in respect of the payment of dividends.

7.     Liquidation, Dissolution or Winding-Up

         In the event of any Liquidation Distribution, each Series C holder shall be entitled to receive before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to registered holders of shares ranking as to capital junior to the Series C Shares in connection with the Liquidation Distribution, $25.00 per Series C Share held by such holder, together with an amount equal to all accrued but unpaid cumulative dividends thereon up to the date of payment or distribution.  After payment to the Series C holders of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

8.     Voting Rights

8.1   The holders of the Series C Shares shall not be entitled, as such, to receive notice of or attend or vote at any meeting of shareholders of the Corporation other than a meeting of Series C holders unless and until the Corporation from time to time shall fail to pay in the aggregate 8 quarterly preferential cumulative cash dividends on the Series C Shares on the dates on which the same should be paid whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends.  Thereafter but only so long as such dividends on the Series C Shares remain in arrears, the holders of the Series C Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation at which directors are to be elected and shall be entitled, voting separately and as a series (in conjunction with the holders of any other class or series of shares of the Corporation except Common Shares which may then have such right at a combined meeting), to elect two directors of the Corporation but shall not otherwise be entitled (except as specifically provided in the articles of the Corporation or by applicable law) to vote at any meeting of shareholders of the Corporation or to receive notice of or attend any meeting of shareholders of the Corporation held for any other purpose.  If, under the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation (other than Common Shares) the holders of such other shares are entitled, by reason of a failure to pay dividends or some other event, to elect two directors of the Corporation in conjunction with the holders of the Series C Shares, the holders of the Series C Shares shall exercise their election right in conjunction with the holders of such other shares so that the holders of the Series C Shares and such other shares vote together for the election of such directors.  Nothing herein contained shall restrict the right of the Corporation from time to time to increase or decrease the number or minimum or maximum number of its directors.  On every poll taken at a meeting of shareholders of the Corporation at which the holders of Series C Shares are entitled to vote to elect directors, each holder of a Series C Share entitled to vote thereat shall be entitled to one vote in respect of each Series C Share held by him. A quorum for a separate meeting of the holders of the Series C Shares for the purpose of electing directors shall be holders of Series C Shares being not less than two in number and holding or representing by proxy not less than 10% of the then issued and outstanding Series C Shares.  The formalities to be observed with respect to giving of notice and the conduct at such meetings shall be those from time to time required by the CBCA and prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

8.2   Notwithstanding anything contained in the articles or by-laws of the Corporation, the term of office of all persons who are directors of the Corporation at any time when the right to elect two directors shall accrue to the holders of the Series C Shares as provided in this Section 8, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held for the purpose of electing directors, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect a director.

8.3   Any meeting of the holders of the Series C Shares for the purpose of electing directors may be held upon not less than 21 days notice to the holders of the Series C Shares.  Any such meeting shall be called by the Secretary of the Corporation upon the written request of the holders of at least 10% of the then outstanding Series C Shares and if the Secretary shall not call such meeting within five days after the making of such request, such meeting may be called by any registered holder of Series C Shares.

8.4   A vacancy occurring in the directors elected to represent the holders of Series C Shares in accordance with the foregoing provisions of this Section 8 may be filled by the remaining director (the "Remaining Series C Director") elected to represent the holders of Series C Shares or, if there is no Remaining Series C Director, such vacancies may be filled by the board of directors of the Corporation with holders of Series C Shares.  Whether or not such vacancy or vacancies is or are so filled, the registered holders of at least 10% of the then outstanding Series C Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Series C Shares for the purpose of filling the vacancy or replacing the person or persons filling such vacancy who has been appointed by the Remaining Series C Director or the board of the directors, as the case may be, and the foregoing provisions of this Section 8 shall apply in respect of the calling of such meeting.

8.5   Notwithstanding anything contained in the articles or by-laws of the Corporation, upon any termination of the right of the holders of the Series C Shares to elect two directors as provided in this Section 8, the term of office of the directors elected to represent the holders of Series C Shares shall terminate and the vacancy thereby created may be filled by the remaining directors.

9.     Restriction on Issue of Additional Class I Preferred Shares

While any of the Series C Shares are outstanding, the Corporation may not issue any additional Class I preferred shares without the approval of the holders of the Series C Shares given in the manner described in Section 11.

10.    Amendments to Series C Provisions

These Series C Provisions may be repealed, altered, modified, amended or varied only with the prior approval of the holders of the Series C Shares given in the manner provided in Section 11 hereof in addition to any other approval required by the CBCA or any other statutory provision of like or similar effect applicable to the Corporation, from time to time in force.

11.    Consents and Approvals

         The consent or approval of the Series C holders with respect to any and all matters hereinbefore referred to, other than matters governed by the provisions of Section 8, may be given by a resolution passed by at least two-thirds of the votes cast at a meeting of the Series C holders duly called for that purpose and held upon at 21 days' notice, at which the holders of a majority of the outstanding Series C Shares are present or represented by proxy.  If at any such meeting the holders of a majority of the outstanding Series C Shares are not present or represented by proxy within one-half an hour after the time appointed for such meeting, then the meeting may be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than 21 days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called.  At such adjourned meeting the holders of the Series C Shares present or represented by proxy may transact the business for which the meeting was originally called and the consent or approval of the holders of the Series C Shares with respect thereto may be given by at least two-thirds of the votes cast at such adjourned meeting.  The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at every such meeting or adjourned meeting every Series C holder shall be entitled to one vote in respect of each Series C Share of which he is the registered holder.

12.    Notices

         Any notice required or permitted to be given to any Series C holder shall be sent by first class mail, postage prepaid, or delivered to such holder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder.  The accidental failure to give notice to one or more of such shareholders shall not affect the validity of any action requiring the giving of notice by the Corporation.  Any notice given as aforesaid shall be deemed to be given on the date upon which it is mailed or delivered.

         If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to any Series C holder, whether in connection with the redemption or conversion of Series C Shares or otherwise, the Corporation may, notwithstanding the provisions hereof:

         (a)     give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal and once in a daily French language newspaper published in each of Montreal and Quebec City and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; or

         (b)     fulfill the requirements to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series C Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

G.      CLASS II SHARES, SERIES D

         The fourth series of Class II preferred shares shall consist of 2,200,000 Class II Shares which shall be designated 7.5% Cumulative Redeemable Convertible Class II preferred shares, Series D (the "Series D Shares") and shall have attached thereto, in addition to the rights, privileges, restrictions, conditions and limitations attaching to the Class II preferred shares as a class, the following rights, privileges, restrictions and conditions (the "Series D Provisions"):

1.     General

1.1   Definitions

         Where used in these Series D Provisions, the following words and phrases shall, unless there is something in the context otherwise inconsistent herewith, have the following meanings, respectively:

         (a)     "business day" means a day other than a Saturday, Sunday or any other day treated as a holiday in the municipality in Canada in which the Corporation's registered office is then situated;

         (b)     "Class A convertible shares" means Class A convertible shares in the capital of the Corporation as such shares were constituted on January 1, 1989 or as such shares may be changed from time to time provided that any adjustment in the Conversion Rate required by clause 3.5 hereof has been made;

         (c)     "Class B convertible shares" means Class B convertible shares in the capital of the Corporation as such shares were constituted on January 1, 1989 or as such shares may be changed from time to time provided that any adjustment in the Conversion Rate required by clause 3.5 hereof has been made;

         (d)     "close of business" means the normal closing hour of the principal office in the City of Winnipeg of the transfer agent;

         (e)     "Common Shares" means the Class A convertible shares and the Class B convertible shares;

         (f)     "Conversion Rate" at any time means the number of Class A convertible shares into  which one Series D Share may be converted at such time in accordance with the provisions of Section 3;

         (g)     "Current Market Price" of the Class A convertible shares on any date means the arithmetic weighted average of board lot prices for sales of Class A convertible shares on The Toronto Stock Exchange (or, if the Class A convertible shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the directors) during the 20 consecutive trading days ending on a day not earlier than the 5th trading day preceding such date provided that in the event the Class A convertible shares are not listed on any stock exchange the Current Market Price shall be determined by the board of directors, which determination shall be conclusive;

         (h)     "director" means a director of the Corporation for the time being and "directors" or "board of directors" means the board of directors of the Corporation or, if duly constituted and empowered, the executive committee of the board of directors of the Corporation for the time being, and reference, without further elaboration, to action by the directors means either action by the directors of the Corporation as a board or action by the said executive committee as such committee;

         (i)     "Fifth Anniversary Date" means the day which is the fifth anniversary of the Initial Issue Date;

         (j)     "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to these Series D Provisions and not to any particular Section, clause, subclause, subdivision or portion hereof, and the expressions "Section", "clause" and "subclause" followed by a number or a letter mean and refer to the specified Section, clause or subclause hereof;

         (k)     "Initial Issue Date" means the first date on which any Series D Shares are issued and outstanding;

         (l)     "Junior Shares" means any shares in the capital of the Corporation ranking after or subordinated to the Series D Shares as to the payment of dividends or the return of capital, including, without limiting the generality of the foregoing, the Common Shares;

         (m)     "Liquidation Distribution" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

         (n)     "ranking as to capital" means ranking or priority with respect to the distribution of assets in the event of a Liquidation Distribution;

         (o)     "Series D holder" means a person recorded on the securities register of the Corporation as being the registered holder of one or more Series D Shares;

         (p)     "Special Redemption Period" means the period from and including the Fifth Anniversary Date to and including the day which is the ninetieth day after the Fifth Anniversary Date;

         (q)     "trading day" means any day on which The Toronto Stock Exchange and the Winnipeg Stock Exchange are open for business and on which one or more board lots of the relevant class of shares of the Corporation are traded on either or both such exchanges; and

         (r)     "transfer agent" means the person or persons from time to time appointed by the directors as the transfer agent for the Series D Shares and, in the event that no such person is appointed, "transfer agent" means the Corporation.

1.2   Gender, etc.

         Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.

1.3   Currency

         All monetary amounts referred to herein shall be in lawful money of Canada.

1.4   Headings

         The division of these Series D Provisions into Sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.5   Business Day

         In the event that any date upon which any dividends on the Series D Shares are payable by the Corporation, or upon or by which any other action is required to be taken by the Corporation or any Series D holder hereunder, is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or by the next succeeding day which is a business day.

1.6   Canada Business Corporations Act

These Series D Provisions shall be governed by and are subject to the applicable provisions of the Canada Business Corporations Act, as such statute may from time to time be amended, varied or replaced, ("CBCA") and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the CBCA shall have the respective meanings ascribed thereto in the said Act.

2.     Dividends

2.1   Declaration and Payment of Dividends

         The holders of Series D Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors, fixed preferential cumulative cash dividends at the rate of $1.875 per Series D Share per annum.  With respect to Series D Shares issued on the Initial Issue Date, such dividends shall accrue from and including January 1, 1989 (as if such Series D Shares had been issued on January 1, 1989).  With respect to any other Series D Shares, such dividends shall accrue from and including the date of issuance of such Series D Shares.  Subject as hereinafter provided, such dividends shall be payable on all Series D Shares in equal quarterly instalments of $0.46875 per share on the 15th day of each of March, June, September and December in each year (each of which dates is hereinafter referred to as a "dividend payment date").  The first date on which dividends shall be paid on the Series D Shares (the "Initial Dividend Payment Date") shall be the first dividend payment date which occurs after the Initial Issue Date.  If one or more dividend payment dates after January 1, 1989 shall have occurred prior to the Initial Issue Date, then the dividends that would have been payable on such dividend payment date(s) had the Series D Shares issued on the Initial Issue Date actually been issued and outstanding on January 1, 1989 and each day thereafter prior to the Initial Issue Date shall be paid on the Initial Dividend Payment Date to the person(s) to whom the Series D Shares were issued on the Initial Issue Date.

2.2   Amount of Dividend

         The amount of the dividend for any period which is less than a full quarter of a year with respect to any Series D Share:

         (i)     which is issued, redeemed or purchased during such quarter; or

        (ii)     where assets of the Corporation are distributed to the Series D holders pursuant to Section 7 hereof during such quarter;

shall be equal to the amount calculated by multiplying $0.46875 by a fraction the numerator of which is the number of days in such quarter for which such share has been outstanding (including the dividend payment date at the beginning of such quarter if such share was outstanding on that date but excluding the next succeeding dividend payment date and for the purpose of determining dividend entitlement, Series D Shares issued on the Initial Issue Date shall be deemed to be issued and outstanding on January 1, 1989 and each day thereafter prior to the Initial Issue Date), and the denominator of which is the number of days in such quarter (including the dividend payment date at the beginning thereof and excluding the next succeeding dividend payment date and, in the case of the quarter ending March 14, 1989, including the period from and including December 15, 1988 to and including March 14, 1989).

        The amount of the dividend payable in respect of each Series D Share for the quarter ending March 14, 1989 shall be $0.3802083.

2.3   Cumulation of Dividends

        If on any dividend payment date a dividend accrued to and payable on such date is not paid in full on the Series D Shares then issued and outstanding, the said dividend or the unpaid part thereof shall be paid on a subsequent dividend payment date or dividend payment dates determined by the board of directors on which the Corporation shall have sufficient moneys properly applicable to the payment of the same.  The Series D holders shall not be entitled to any dividends other than or in excess of the fixed preferential cumulative dividends provided for in this Section 2.

2.4   Method of Payment

        Any dividends declared on the Series D Shares shall be paid by forwarding by prepaid first class mail, mailed on or before the dividend payment date, addressed to each Series D holder at his address as it appears on the books of the Corporation or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the books of the Corporation, a cheque for such dividends (less the amount of any tax or other amounts required to be deducted or withheld by the Corporation) payable to or to the order of such holder (or, in the case of joint holders, payable to, and in the name of, all such joint holders, failing written instructions from all of them to the contrary) in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  Notwithstanding the foregoing, any dividend cheque may be delivered to a Series D holder at his address as aforesaid.  The mailing or delivery of any such cheque in the foregoing manner shall satisfy such dividends to the extent of the sum represented by such cheque (plus the amount of any tax or other amounts required to be deducted or withheld as aforesaid) unless such cheque is not paid on presentation.  Each dividend on the Series D Shares shall be paid to the registered holders appearing on the register at the close of business on such day (which shall not be more than 30 days preceding the date fixed for payment of such dividend) as may be determined in advance from time to time by the directors.  Dividends which are represented by cheques which have not been presented to the Corporation's bankers for payment or which otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3.     Conversion

3.1   Right to Convert

        Upon and subject to the terms and conditions hereinafter set forth, the holders of Series D Shares shall have the right, at any time and from time to time, prior to the close of business on the day which is seven years and fifteen days after the Initial Issue Date or, in the case of Series D Shares called for redemption, prior to the close of business on the business day immediately preceding the date fixed for redemption, whichever is earlier (provided, however, that if the Corporation shall fail to redeem such Series D Shares in accordance with the notice of redemption the right of conversion shall thereupon be restored as if such call for redemption had not been made), to convert all or any part of their Series D Shares into fully paid and non-assessable Class A convertible shares, at the Conversion Rate in effect on the date of conversion.  A Series D holder may not exercise the conversion rights provided for in this clause 3.1 if such exercise is contrary to or would result in a breach of any agreement between the Corporation and such Series D holder (which agreement may include others as parties).  Unless and until adjusted in accordance with these Series D Provisions, the Conversion Rate shall be 1.35 Class A convertible shares for each Series D Share to be converted.

3.2   Conversion Procedure

        The conversion right provided for in clause 3.1 may be exercised by completing and executing the notice of conversion on the certificate or certificates representing the Series D Shares in respect of which the holder thereof desires to exercise such right of conversion and by delivering the said certificate or certificates to the transfer agent at any office for the transfer of the Series D Shares.  The said notice of conversion shall be signed by such holder or by his duly authorized attorney or agent, with signature guaranteed in a manner satisfactory to the transfer agent, and shall specify the number of Series D Shares which the Series D holder desires to have converted. The transfer form on the certificate or certificates in question need not be endorsed, except in the circumstances contemplated by clause 3.3.  If less than all the Series D Shares represented by a certificate or certificates are to be converted, the Series D holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series D Shares represented by the certificate or certificates surrendered as aforesaid which are not to be converted.

3.3   Person to Whom Class A Convertible Shares Will be Issued

        On any conversion of Series D Shares the share certificates for Class A convertible shares resulting therefrom shall be issued at the expense of the Corporation in the name of the registered holder of the Series D Shares converted or in such name or names as such registered holder may direct in writing, provided that such registered holder shall pay any applicable security transfer taxes and that the issuance of such Class A convertible shares in the name or names directed shall not be in breach of any agreement between the registered holder and the Corporation (which agreement may include others as parties).  In any case where the Class A convertible shares are to be issued in the name of a person other than the holder of the converted Series D Shares, the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Series D Shares or his duly authorized attorney or agent, with signature guaranteed in a manner satisfactory to the transfer agent.

3.4   Effective Date of Conversion

        Each Series D holder whose shares are to be converted in whole or in part (or any other person or persons in whose name or names any certificates representing Class A convertible shares are issued as provided in clause 3.3) shall be deemed to have become the holder of record of the Class A convertible shares into which such Series D Shares are converted on the respective dates of receipt by the transfer agent of the certificate or certificates representing the Series D Shares to be converted as provided in clause 3.2, notwithstanding any delay in the delivery of the certificate or certificates representing the Class A convertible shares into which such Series D Shares have been converted and, effective as of and throughout such respective dates, the Series D holder shall cease to be registered as the holder of record of the Series D Shares so converted.

3.5   Adjustment of Conversion Rate

        If and whenever at any time and from time to time on or after January 1, 1989 the Corporation shall (i) subdivide, redivide or change its then outstanding Class A convertible shares into a greater number of Class A convertible shares, (11) reduce, combine or consolidate or change its then outstanding Class A convertible shares into a lesser number of Class A convertible shares, or (iii) issue Class A convertible shares (or securities exchangeable for or convertible into Class A convertible shares) to the holders of all or substantially all of its then outstanding Class A convertible shares by way of stock dividend, other than an issue of Class A convertible shares or securities exchangeable for or convertible into Class A convertible shares to holders of Class A convertible shares who exercise an option to receive dividends in Class A convertible shares or securities exchangeable for or convertible into Class A convertible shares in lieu of receiving cash dividends, (any of such events being herein called a "Common Share Reorganization") the Conversion Rate shall be adjusted effective immediately after the record date at which the holders of Class A convertible shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the number of Class A convertible shares outstanding after the completion of such Common Share Reorganization (but before giving effect to the issue of any Class A convertible shares issued after such record date otherwise than as part of such Common Share Reorganization) including, in the case where securities exchangeable or convertible into Class A convertible shares are distributed, the number of Class A convertible shares that would have been outstanding had such securities been exchanged for or converted into Class A convertible shares on such record date, is divided by

         (B)     the number of Class A convertible shares outstanding on such record date before giving effect to the Common Share Reorganization.

         (b)     If and whenever at any time on or after January 1, 1989 the Corporation shall fix the record date for the issuance of rights, options or warrants to the holders of all or substantially all of its outstanding Class A convertible shares entitling them to subscribe for or to purchase Class A convertible shares (or securities of the Corporation exchangeable for or convertible into Class A convertible shares) at a price per Class A convertible share (or having a conversion price per Class A convertible share) equal to or less than 95% of the Current Market Price of a Class A convertible share on such record date (any such event being herein referred to as a "Rights Offering"), then the Conversion Rate then in effect shall be adjusted immediately after such record date by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the sum of the number of Class A convertible shares outstanding on such record date and the number of additional Class A convertible shares offered for subscription or purchase under the Rights Offering (or the number of Class A convertible shares into which the securities so offered are convertible or exchangeable), is divided by

         (B)     the sum of the number of Class A convertible shares outstanding on such record date and a number determined by dividing the aggregate price of the total number of additional Class A convertible shares offered for subscription or purchase under the Rights Offering (or the aggregate conversion price of the convertible or exchangeable securities so offered) by the Current Market Price of a Class A convertible share on such record date.

                   Any Class A convertible shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.  If such rights, options or warrants are not so issued or if, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Conversion Rate shall be readjusted effective immediately after the date of expiry to the Conversion Rate which would have been in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect on the date of expiry if the only rights, options or warrants issued had been those that were exercised, as the case may be.

         (c)     If and whenever at any time on or after January 1, 1989 the Corporation shall fix a record date for the making of a distribution (including a distribution by way of stock dividend) to the holders of all or substantially all its outstanding Class A convertible shares of (i) shares of the Corporation of any class other than Class A convertible shares (and shares convertible into or exchangeable for Class A convertible shares referred to in subclause 3.5(a)), (ii) rights, options or warrants (excluding a Rights Offering, rights, options or warrants exercisable within 45 days of the record date to acquire Class A convertible shares (or securities convertible into or exchangeable for Class A convertible shares) having a conversion price per  Class A convertible share greater than 95% of the then Current Market Price), (iii) evidences of its indebtedness (excluding indebtedness convertible into or exchangeable for Class A convertible shares referred to in subclause 3.5(a)), or (iv) assets, (other than, with respect to (i), (ii), (iii) and (iv) above, dividends paid in the ordinary course or a Common Share Reorganization) (any such event being herein referred to as a "Special Distribution") then, in each such case, the Conversion Rate shall be adjusted effective immediately after the record date at which the holders of Class A convertible shares are determined for the purposes of the Special Distribution by multiplying the Conversion Rate in effect on such record date by the quotient obtained when:

         (A)     the product obtained when the number of Class A convertible shares outstanding on the record date is multiplied by the Current Market Price of a Class A convertible share on such date,

         is divided by

         (B)     the difference obtained when the amount by which the aggregate fair market value (as determined by the board of directors, which determination shall be conclusive) of the shares, rights, options warrants, evidences of indebtedness or assets, as the case may be, distributed in the Special Distribution exceeds the fair market value (as determined by the board of directors, which determination shall be conclusive) of the consideration, if any, received therefor by the Corporation, is subtracted from the product obtained when the number of Class A convertible shares outstanding on the record date is multiplied by the Current Market Price of a Class A convertible share on such date, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Conversion Rate in effect immediately before such record date.  Any Class A convertible shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.  Such adjustment shall be made successively whenever such a record date is fixed.  To the extent that such distribution is not so made, the Conversion Rate shall be readjusted effective immediately to the Conversion Rate which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed.

         (d)     If and whenever at any time after January 1, 1989 there is a capital reorganization of the Corporation not otherwise provided for in this clause 3.5 or a consolidation, merger or amalgamation of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), any Series D holder who has not exercised his right of conversion prior to the record date for such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right at any time after the record date for such Capital Reorganization, in lieu of the number of Class A convertible shares to which he was theretofore entitled on conversion, the aggregate number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the record date, he had been the registered holder of the number of Class A convertible shares to which he was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in clauses 3.5 and 3.6; provided that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Series D holders shall thereafter be entitled to receive such number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization.

         (e)     In the case of any reclassification of, or other change in, the outstanding Class A convertible shares other than a Common Share Reorganization or a Capital Reorganization, the right of conversion of Series D Shares shall be adjusted immediately after the record date for such reclassification or other change so that Series D holders shall be entitled to receive, upon the exercise of such right at any time after the record date of such reclassification or other change, such shares as they would have received had their Series D Shares been converted into Class A convertible shares immediately prior to such record date subject to adjustment thereafter in accordance with provisions the same, as nearly may be possible, as those contained in clauses 3.5 and 3.6.

3.6   Rules for Adjustment of Conversion Rate

         The following rules and procedures shall be applicable to the adjustments of the Conversion Rate made pursuant to clause 3.5:

         (a)     If the purchase price provided for in any rights, options or warrants (the "Rights Offering Price") referred to in subclause 3.5(b) or 3.5(c) is decreased, the Conversion Rate shall forthwith be changed so as to increase the Conversion Rate to such Conversion Rate as would have been obtained had the adjustment to the Conversion Rate made pursuant to subclause 3.5(b) or 3.5(c), as the case may be, with respect to such rights, options or warrants been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subclause 3.6(a) shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such rights, options or warrants designed to prevent dilution if the resulting increase in the Conversion Rate under this subclause 3.6(a) is not greater than the increase, if any, in the Conversion Rate to be made pursuant to the provisions of this Section 3 by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price;

         (b)     no adjustment in the Conversion Rate shall be required unless an increase or decrease of at least 1% of the prevailing Conversion Rate would result, provided, however, that any adjustment which, except for the provisions of this subclause 3.6(b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

         (c)     no adjustment in the Conversion Rate shall be made pursuant to subclause 3.5(b) or 3.5(c) in respect of any rights, options, warrants or distributions if identical rights, options or warrants are issued, or distributions are made, to the holders of the Series D Shares as though and to the same effect as if they had converted their Series D Shares into Class A convertible shares prior to the record date for the issue of such rights, options or warrants or for the making of such distributions;

         (d)     in the absence of a resolution of the directors fixing a record date for a Special Distribution or a Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected;

         (e)     forthwith after any adjustment in the Conversion Rate, the Corporation shall file with the transfer agent a certificate of an officer of the Corporation certifying as to the amount of such adjustment and, in reasonable detail, the event requiring and the manner of computing such adjustment; the Corporation shall also at such time mail, by prepaid first class mail, a copy of such certificate to the Series D holders; and

         (f)     any question that at any time or from time to time arises with respect to the Conversion Rate or any adjustment in the amount of the Conversion Rate or the amount of any cash payment made in lieu of issuing a fractional share, unless required or permitted to be made by the board of directors pursuant to this Section 3, shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all shareholders, transfer agents and registrars of shares of the Corporation, including, without limitation, Series D Shares and Common Shares.

3.7   Entitlement to Dividends

        Each Series D holder on the record date for any dividend declared payable on the Series D Shares shall be entitled to such dividend notwithstanding that any Series D Share owned by him is converted after such record date and before the payment date of such dividend.  The registered holder of any Class A convertible share resulting from any conversion effected pursuant to this Section 3 shall be entitled to rank equally with the registered holders of all other Class A convertible shares in respect of all dividends declared payable to holders of Class A convertible shares of record on or after the date of conversion.  Except as provided in clauses 3.5 and 3.7, no adjustment will be made on account of any dividend declared or accrued prior to the date of conversion on the Series D Shares converted or the Class A convertible shares resulting from any conversion.

3.8   Notice of Certain Events

        If the Corporation intends to fix a record date on or after January 1, 1989 for any Common Share Reorganization (other than a subdivision, consolidation or reclassification), Rights Offering, Special Distribution or Capital Reorganization, the Corporation shall, not less than 14 days prior to such record date, notify each Series D holder of such intention by written notice setting forth the particulars of such Common Share Reorganization, Rights Offering, Special Distribution or Capital Reorganization in reasonable detail, to the extent that such particulars have been determined at the time of giving of the notice.

3.9   Avoidance of Fractional Shares

        In any case where a fraction of a Class A convertible share would otherwise be issuable on conversion of one or more Series D Shares, the Corporation shall, at its option, either (i) adjust such fractional interest by payment by cheque in an amount equal to the then current market value of such fractional interest or (ii) issue in respect of such fraction a scrip certificate transferable by delivery entitling the holder thereof and of other similar certificates aggregating one full Class A convertible share, upon surrender of such certificates at such place as may be designated therein, to obtain from the Corporation a full Class A convertible share and to receive a share certificate therefor; such cheques shall be payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being and such scrip certificates shall be in such form and shall be subject to such terms and conditions as the directors may determine and shall provide that the holder thereof shall not thereby be a shareholder and shall not be entitled to receive dividends or to any other rights of a shareholder.  The amount of any cash adjustment shall equal the current market value of such fractional interest computed on the basis of the last board lot sale price (or average of the bid and asked prices if there were no sales) per share for the Class A convertible shares on The Toronto Stock Exchange (or, if such shares are not then listed and posted for trading on such stock exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected by the board of directors) on the business day next preceding the conversion date.  In the event the Class A convertible shares of the Corporation are not listed on any stock exchange the current market value shall be determined by the board of directors which determination shall be conclusive.   When scrip certificates are issued such scrip certificates may contain, without limitation, provisions to the effect that, after the expiration of one year from their date of issuance, the Corporation may sell or cause to be sold all the shares then represented by unsurrendered scrip certificates and the sole rights of the holders of the scrip certificates after the expiration of said period shall be, against surrender of their scrip certificates, to receive payment of their proportionate amount of the net proceeds of such sale, less taxes and costs of sale, payable by cheque in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being.  If a cash adjustment or a proportionate amount of the net proceeds of a sale is to be paid pursuant to the provisions of this clause 3.9, the mailing by prepaid first class mail from the Corporation's registered office or any office of the transfer agent to a Series D holder who has exercised his right to convert, to his last address as shown on the books of the Corporation, shall be deemed to be payment of the cash adjustment or the proportionate amount of the net proceeds of a sale, as the case may be, resulting from such fractional interest unless the cheque is not paid upon due presentation.  Cash adjustments or proportionate amounts that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which the same became payable shall be forfeited to the Corporation.

3.10   Postponement of Issuance of Shares Upon Conversion

        In any case where the application of the foregoing provisions results in an increase of the Conversion Rate taking effect immediately after the record date for a specific event, if any Series D Shares are converted after that record date and prior to completion of the event, the Corporation may postpone the issuance to the Series D holder of the additional Class A convertible shares to which he is entitled by reason of the increase of the Conversion Rate but such additional Class A convertible shares shall be issued and delivered to that holder upon completion of the event and the Corporation shall deliver to the holder an appropriate instrument evidencing his right to receive such additional Class A convertible shares.

3.11  Reservation of Class A Convertible Shares

        So long as any of the Series D Shares are outstanding and entitled to the right of conversion herein provided, the Corporation will:

         (a)     at all times reserve and hold out of its unissued Class A convertible shares a sufficient number of unissued Class A convertible shares to enable all of the Series D Shares outstanding to be converted upon the basis and upon the terms and conditions herein provided in this Section 3; provided that nothing contained in this clause 3.11 shall affect or restrict the right of the Corporation to issue Class A convertible shares from time to time;

         (b)     use its best efforts to qualify, if necessary, the Class A convertible shares issued upon the conversion of Series D Shares for distribution or distribution to the public as the case may be, in all provinces of Canada in which there are at the time of issue addresses of holders of Series D Shares appearing in the books of the Corporation or in which there is a stock exchange upon which the Series D Shares are then listed and posted for trading; and

         (c)     use its best efforts to have the Class A convertible shares issued upon the conversion of Series D Shares listed and posted for trading on each stock exchange, if any, on which the Series D Shares are then listed and posted for trading or, if the Series D Shares are not then listed and posted for trading, on each stock exchange on which the Class A convertible shares are then listed and posted for trading.

4.     Redemption

4.1   Optional Redemption

         Subject as hereinafter provided, the Corporation shall  not redeem the Series D Shares or any of them prior to the Fifth Anniversary Date (but, for certainty, may redeem the Series D Shares on the Fifth Anniversary Date).  Subject to the foregoing, the Corporation, upon giving notice as hereinafter provided, may redeem all at any time and part from time to time of the then outstanding Series D Shares, on payment for each share to be redeemed of

         (i)     an amount equal to all accrued and unpaid cumulative preferential dividends thereon calculated to but excluding the date fixed for redemption, together with

        (ii)     (I)   if the date specified for redemption is in the Special Redemption Period and all of the Series D Shares then outstanding are being redeemed, an amount equal to the greater of (A) the product resulting when the Current Market Price of the Class A convertible shares on the redemption date is multiplied by the Conversion Rate in effect on such date and (B) $25.00 (the "Full Redemption Special Redemption Price"),

                (II)   if the date specified for redemption is in the Special Redemption Period and less than all of the Series D Shares are being redeemed, an amount equal to the greater of (A) the product resulting when 120% of the Current Market Price of the Class A convertible shares on the redemption date is multiplied by the Conversion Rate in effect on such date and (B) $25.00 (the "Partial Redemption Special Redemption Price"), and

               (III)   if the date specified for redemption is after the Special Redemption Period, $25.00,

the whole constituting and herein referred to as the "Redemption Price".

4.2   Partial Redemption

         If less than all the Series D Shares are at any time to be redeemed, the shares to be redeemed shall be selected on a pro rata basis, disregarding fractions, according to the number of Series D Shares held by each of the registered holders thereof.  If less than all of the Series D Shares are at any time to be redeemed and a Series D holder has duly exercised his right to convert into Class A convertible shares all or any part of the number of Series D Shares held by such holder which have been called for redemption, the number of Series D Shares held by such Series D holder to be redeemed shall be reduced by the number (but not exceeding the number of Series D Shares held by such Series D holder called for redemption) of Series D Shares in respect of which such Series D holder has duly exercised his right to convert into Class A convertible shares.  If a part only of the Series D Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

4.3   Method of Redemption

         In any case of redemption of Series D Shares, the Corporation shall, if the date specified for redemption is in the Special Redemption Period, not less than 5 days before the date specified for redemption but without restriction otherwise and if the date specified for redemption is after the Special Redemption Period, not less than 30 days and not more than 60 days before the date specified for redemption, send by prepaid first class mail or deliver to the registered address of each person who at the date not more then seven days prior to the date of mailing or delivery is a Series D holder of Series D Shares to be redeemed a notice in writing of the intention of the Corporation to redeem Series D Shares registered in the name of such holder.  Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and such notice shall have the same force and effect as if given in due time.  Such notice shall set out the number of Series D Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price (which, in the case of the date specified for redemption being in the Special Redemption Period, only need specify the manner in which the Redemption Price is to be calculated), the date specified for redemption and the place or places within Canada at which holders of Series D Shares may present and surrender such shares for redemption.  If the date specified for such redemption is a date on or prior to the day which is seven years and fifteen days after the Initial Issue Date, such notice shall also set forth the then applicable Conversion Rate and shall state that the right of the holder to convert the shares so to be redeemed will cease and terminate at the close of business on the business day immediately preceding the date specified for redemption.  On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the Series D holders whose Series D Shares are being redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series D Shares called for redemption.  Payment in respect of Series D Shares being redeemed shall be made by cheque payable to the holder thereof in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being. From and after the date specified for redemption in any such notice of redemption, the Series D Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.  The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series D Shares to deposit the Redemption Price of the Series D Shares so called for redemption, or of such of the Series D Shares which are represented by certificates which have not at the date of such deposit of the Redemption Price been surrendered by the holders thereof in connection with such redemption, to a special account in any Canadian chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the Series D holders of the Series D Shares in respect of which the deposit of the Redemption Price is made, to be paid without interest to or to the order of the respective Series D holders whose Series D Shares have been called for redemption, upon presentation and surrender to such chartered bank or trust company of the certificates representing such Series D Shares.  Upon such deposit of the Redemption Price being made or upon the date specified for redemption in such notice, whichever is later, the Series D Shares in respect of which such deposit of the Redemption Price shall have been made shall be deemed to have been redeemed and the rights of the holders thereof shall be limited to receiving their proportion (less any tax required to be deducted or withheld therefrom) of the amount so deposited without interest, upon presentation and surrender of the certificate or certificates representing the Series D Shares being redeemed.  Any interest allowed on any such deposit shall belong to the Corporation.  Redemption moneys that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

5.     Purchase for Cancellation

         Subject to the provisions of Section 6 hereof, of clause (vii) of the provisions attaching to the Class I preferred shares as a class and of clause (vii) of the provisions attaching to the Class II preferred shares as a class, the Corporation may at any time and from time to time purchase for cancellation all or any part of the then outstanding Series D Shares at any price by tender to all holders of Series D Shares or through the facilities of any stock exchange on which the Series D Shares are listed or, provided that, in such case, the price for the Series D Shares purchased for cancellation shall not exceed the highest price offered for a board lot of Series D Shares on any stock exchange on which such shares are listed on the date of such purchase for cancellation, in any other manner.  If, in response to an invitation for tenders under the provisions of this Section 5, more Series D Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Series D Shares to be purchased by the Corporation shall be purchased from Series D holders tendering Series D Shares at the same price, as nearly as may be possible, pro rata according to the number of Series D Shares tendered by each Series D holder, provided that when Series D Shares are tendered at different prices, the pro rating shall be effected only with respect to the Series D Shares tendered at the price at which more Series D Shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the Series D Shares tendered at lower prices.  During the Special Redemption Period, the Corporation may repurchase any or all of the Series D Shares at a price not greater than the Redemption Price for such Series D Shares if such were redeemed.

6.     Restrictions on Dividends, Retirement and Issuance of Shares

         While any Series D Shares are outstanding, the Corporation shall not, without the approval of the holders of Series D Shares given as specified in Section 11:

         (a)     declare, set aside for payment or pay any dividends on any Junior Shares (other than dividends consisting of Junior Shares); or

         (b)     call for redemption, redeem, purchase, retire for value or make any capital distribution on or in respect of any Junior Shares (except out of the net cash proceeds of a substantially concurrent issue of Junior Shares); or

         (c)     call for redemption, redeem, purchase or otherwise retire for value less than all of the Series D Shares; or

         (d)     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Class II preferred shares, call for redemption, redeem, purchase or otherwise retire for value any shares ranking as to capital or dividends on a parity with the Series D Shares; or

         (e)     issue any additional Series D Shares or any shares ranking as to capital or dividends prior to or on a parity with the Series D Shares;

unless, in each such case, all dividends then payable on each series of cumulative Class II preferred shares and all other cumulative shares of the Corporation ranking prior to or on a parity with the Series D Shares then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the  payment of dividends thereon shall have been declared and paid or set apart for payment and there shall have been paid or set apart for payment all declared and unpaid non-cumulative dividends in respect of each series of non-cumulative Class II preferred shares and all other non-cumulative shares of the Corporation ranking prior to or on a parity with the Series D Shares in respect of the payment of dividends.

7.     Liquidation, Dissolution or Winding-Up

         In the event of any Liquidation Distribution, each Series D holder shall be entitled to receive before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to registered holders of shares ranking as to capital junior to the Series D Shares in connection with the Liquidation Distribution, if the record date for the Liquidation Distribution is prior to or during the Special Redemption Period, the Full Redemption Special Redemption Price per share determined as at the date of the record date for the Liquidation Distribution and thereafter $25.00 per Series D Share held by such holder, together with an amount equal to all accrued but unpaid cumulative dividends thereon up to the date of payment or distribution.  After payment to the Series D holders of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

8.     Voting Rights

The holders of the Series D Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to the number of votes for each Series D Share held calculated as follows:

                                V     =       NV

                                                19,368,627

         Where V                =     number of votes per Series D Share

         and NV                 =      total number of votes attached to all issued and outstanding shares of the Corporation at the close of business on the day immediately prior to the Initial Issue Date.

A quorum for a separate meeting of the holders of the Series D Shares shall be holders of Series D Shares being not less than two in number and holding or representing by proxy not less than 15% of the then issued and outstanding Series D Shares.  The formalities to be observed with respect to giving of notice and the conduct at such meetings shall be those from time to time required by the CBCA and prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

9.     Restriction on Issue of Additional Class I Preferred Shares

         While any of the Series D Shares are outstanding, the Corporation may not issue any additional Class I preferred shares without the approval of the holders of the Series D Shares given in the manner described in Section 11.

10.    Amendments to Series D Provisions

         These Series D Provisions may be repealed, altered, modified, amended or varied only with the prior approval of the holders of the Series D Shares given in the manner provided in Section 11 hereof in addition to any other approval required by the CBCA or any other statutory provision of like or similar effect applicable to the Corporation, from time to time in force.

11.    Consents and Approvals

         The consent or approval of the Series D holders with respect to any and all matters hereinbefore referred to, other than matters governed by the provisions of Section 8, may be given by a resolution passed by at least two-thirds of the votes cast at a meeting of the Series D holders duly called for that purpose and held upon at least 21 days' notice, at which the holders of at least 15% of the outstanding Series D Shares are present or represented by proxy.  If at any such meeting there are not present or represented by proxy within one-half an hour after the time appointed for such meeting the holders of at least 15% of the outstanding Series D Shares, then the meeting may be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than 21 days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called.  At such adjourned meeting the holders of the Series D Shares present-or represented by proxy may transact the business for which the meeting was originally called and the consent or approval of the holders of the Series D Shares with respect thereto may be given by at least two-thirds of the votes cast at such adjourned meeting.  The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at every such meeting or adjourned meeting every Series D holder shall be entitled to one vote in respect of each Series D Share of which he is the registered holder.

12.    Notices

         Any notice required or permitted to be given to any Series D holder shall be sent by first class mail, postage prepaid, or delivered to such holder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder.  The accidental failure to give notice to one or more of such shareholders shall not affect the validity of any action requiring the giving of notice by the Corporation.  Any notice given as aforesaid shall be deemed to be given on the date upon which it is mailed or delivered.

         If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to any Series D holder, whether in connection with the redemption or conversion of Series D Shares or otherwise, the Corporation may, notwithstanding the provisions hereof:

         (a)     give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal and once in a daily French language newspaper published in each of Montreal and Quebec City and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; or

         (b)     fulfill the requirements to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

13.    Specified Amount For Purposes of Income Tax Act (Canada)

         The specified amount for purposes of subsections 191(4) and (5) of the Income Tax Act (Canada) of each Series D Share shall be $25.00.

H.      CLASS II SHARES, SERIES E

The fifth series of Class II preferred shares shall consist of 200,000 Class II Shares which shall be designated No-Dividend Redeemable Retractable Class II preferred shares, Series E (the "Series E Shares") and shall have attached thereto, in addition to the rights, privileges, restrictions, conditions and limitations attaching to the Class II preferred shares as a class, the following rights, privileges, restrictions and conditions (the "Series E Provisions"):

1.     General

1.1   Definitions

         Where used in these Series E Provisions, the following words and phrases shall, unless there is something in the context otherwise inconsistent herewith, have the following meanings, respectively:

         (a)     "business day" means a day other than a Saturday, Sunday or any other day treated as a holiday in the municipality in Canada in which the Corporation's registered office is then situated;

         (b)     "close of business" means the normal closing hour of the principal office in the City of Winnipeg of the transfer agent;

         (c)     "director" means a director of the Corporation for the time being and "directors" or "board of directors" means the board of directors of the Corporation or, if duly constituted and empowered, the executive committee of the board of directors of the Corporation for the time being, and reference, without further elaboration, to action by the directors means either action by the directors of the Corporation as a board or action by the said executive committee as such committee;

         (d)     "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to these Series E Provisions and not to any particular Section, clause, subclause, subdivision or portion hereof, and the expressions "Section", "clause" and "subclause" followed by a number or a letter mean and refer to the specified Section, clause or subclause hereof;

         (e)     "Initial Issue Date" means the first date on which any Series E Shares are issued and outstanding;

         (f)     "Liquidation Distribution" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

         (g)     "ranking as to capital" means ranking or priority with respect to the distribution of assets in the event of a Liquidation Distribution;

         (h)     "Retraction Date" means the day which is the third anniversary of the Initial Issue Date;

         (i)     "Retraction Price" means the price required to be paid by the Corporation to a Series E holder on the redemption of a Series E Share pursuant to the provisions of clause 4.4;

         (j)     "Series E holder" means a person recorded on the securities register of the Corporation as being the registered holder of one or more Series E Shares;

         (k)     "trading day" means any day on which The Toronto Stock Exchange and the Winnipeg Stock Exchange are open for business and on which one or more board lots of the relevant class of shares of the Corporation are traded on either or both such exchanges; and

         (l)     "transfer agent" means the person or persons from time to time appointed by the directors as the transfer agent for the Series E Shares and, in the event that no such person is appointed, "transfer agent" means the Corporation.

1.2   Gender, etc.

         Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.

1.3   Currency

         All monetary amounts referred to herein shall be in lawful money of Canada.

1.4   Headings

         The division of these Series E Provisions into Sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.5   Business Day

         In the event that any date upon which any action is required to be taken by the Corporation or any Series E holder hereunder is not a business day, then such action shall be required to be taken on or by the next succeeding day which is a business day.

1.6   Canada Business Corporations Act

         These Series E Provisions shall be governed by and are subject to the applicable provisions of the Canada Business Corporation Act, as such statute may from time to time be amended, varied or replaced, ("CBCA") and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the CBCA shall have the respective meanings ascribed thereto in the said Act.

2.     Dividends

2.1   No Dividends

        The holders of Series E Shares shall not be entitled to receive and the Corporation shall not be obligated to pay any dividends whatsoever on the Series E Shares.

3.     Conversion

3.1   No Right to Convert

        The holders of Series E Shares shall not have the right at any time to convert all or any part of their Series E Shares into any other securities of the Corporation except as the board may from time to time, in its sole and arbitrary discretion, permit.

4.     Redemption and Retraction

4.1   Optional Redemption

        The Corporation, upon giving notice as hereinafter provided, may redeem all at any time and part at any time and from time to time of the then outstanding Series E Shares, on payment for each share to be redeemed of $25.00 (the "Redemption Price").

4.2   Partial Redemption

        If less than all the Series E Shares are at any time to be redeemed pursuant to clause 4.1, the shares to be redeemed shall be selected on a pro rata basis, disregarding fractions, according to the number of Series E Shares held by each of the registered holders thereof.  If a part only of the Series E Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first-mentioned certificate.

4.3   Method of Redemption

        In any case of redemption of Series E Shares, the Corporation shall not less than two days before the date specified for redemption send by prepaid first class mail or deliver to the registered address of each person who at the date not more then seven days prior to the date of mailing or delivery is a Series E holder of Series E Shares to be redeemed a notice in writing of the intention of the Corporation to redeem Series E Shares registered in the name of such holder. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and such notice shall have the same force and effect as if given in due time.  Such notice shall set out the number of Series E Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series E Shares may present and surrender such shares for redemption.  On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the Series E holders whose Series E Shares are being redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series E Shares called for redemption.  Payment in respect of Series E Shares being redeemed shall be made by cheque payable to the holder thereof in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being. From and after the date specified for redemption in any such notice of redemption, the Series E Shares called for redemption shall cease to be entitled to any participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.  The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series E Shares to deposit the Redemption Price of the Series E Shares so called for redemption, or of such of the Series E Shares which are represented by certificates which have not at the date of such deposit of the Redemption Price been surrendered by the holders thereof in connection with such redemption, to a special account in any Canadian chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the Series E holders of the Series E Shares in respect of which the deposit of the Redemption Price is made, to be paid without interest to or to the order of the respective Series E holders whose Series E Shares have been called for redemption, upon presentation and surrender to such chartered bank or trust company of the certificates representing such Series E Shares.  Upon such deposit of the Redemption Price being made or upon the date specified for redemption in such notice, whichever is later, the Series E Shares in respect of which such deposit of the Redemption Price shall have been made shall be deemed to have been redeemed and the rights of the holders thereof shall be limited to receiving their proportion (less any tax required to be deducted or withheld therefrom) of the amount so deposited without interest, upon presentation and surrender of the certificate or certificates representing the Series E Shares being redeemed.  Any interest allowed on any such deposit of the Redemption Price shall belong to the Corporation. Redemption moneys that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.4   Retraction

        Subject to and in accordance with the provisions of clauses 4.5, 4.6 and 4.7, the Corporation shall be required to redeem all issued and outstanding Series E Shares on the Retraction Date at a Retraction Price of $25.00 per share.

4.5   Right to Defer Retraction

        The first 200,000 of the Series E Shares are being issued in partial consideration for the acquisition by the Corporation of all of the issued and outstanding shares in the capital of CF Kingsway Inc. pursuant to an agreement (the "Purchase Agreement") made the 30th day of December, 1988 among the Corporation and Paros Enterprises Limited ("Paros") and agreed to by certain of the direct and indirect shareholders of Paros ("the Shareholders").  A copy of the Purchase Agreement is available to any holder of Series E Shares upon request.  If the Corporation shall have notified the transfer agent on or before the Retraction Date of any claim(s) under the Purchase Agreement by the Corporation against any one or more of Paros and the Shareholders (whether or not a claim against a registered or beneficial holder of any Series E Shares), setting forth in writing the amount of such claim(s), which may include, without limitation, any accrued interest (or the manner of calculating the same) to the Retraction Date, then the redemption, pursuant to clause 4.4, with respect to Series E Shares having a Retraction Price equal to the aggregate of all such claims) shall be deferred until the liability of Paros and the Shareholders with respect to such claim(s) shall have been determined by a binding agreement in writing of all relevant parties or by a final judgment with respect to such claim(s) of a court of competent jurisdiction with respect to which all rights of appeal have expired ("Determined Claims").  The Corporation shall redeem Series E Shares with respect to which redemption has been deferred pursuant to this clause as soon as possible after the claim or claims which led to the Corporation's so deferring the redemption of such Series E Shares has or have become a Determined Claim or Determined Claims.  Thereafter, the provisions of clauses 4.6 and 4.7 shall apply, modified as appropriate in view of the fact that redemption has been deferred with respect to some Series E Shares.

4.6   Payment

        In the case of redemption of the Series E Shares on the Retraction Date, each Series E holder shall tender the certificate or certificates representing the Series E Shares registered in his name at the registered office of the Corporation on or before the Retraction Date.  Subject to clause 4.5 and this clause 4.6, on the Retraction Date the Corporation shall pay or cause to be paid to or to the order of each Series E holder who has tendered the certificate or certificates representing his Series E Shares, the Retraction Price for his Series E Shares.

        The Corporation shall be entitled to settle its obligation to pay to Series E holders any amount on account of the Retraction Price by providing to the transfer agent and such Series E holders evidence of a Determined Claim or Determined Claims indicating that any one or more of Paros and/or the Shareholders (whether or not any one or more of Paros and the Shareholders are registered or beneficial holders of Series E Shares) is liable to the Corporation under the Purchase Agreement in that amount, whereupon such Series E holders shall cease to have any further or other claim against the Corporation in respect of the Retraction Price for that amount.  By the acquisition of any Series E Shares, the Series E holder accepts and agrees to such right of the Corporation with respect to the payment of the Retraction Price.

        The Corporation shall have the right, at any time, to deposit the Retraction Price of such Series E Shares then outstanding or of such Series E Shares which are represented by certificates which have not on or prior to the date of such deposit of the Retraction Price been tendered by the holders thereof in connection with such redemption to a special account maintained by the Corporation with a branch of the transfer agent in Winnipeg or Toronto to be paid, without interest and subject to the rights of the Corporation set forth in clause 11.6 of the Purchase Agreement and this clause 4.6, to or to the order of the respective Series E holders whose Series E Shares are to be redeemed, upon presentation and surrender to such branch of the transfer agent of the certificates representing such Series E Shares. If, at or prior to the time of making such deposit of the Retraction Price or at any time thereafter prior to paying the same to Series E holders in accordance with this clause 4.6, the Corporation notifies the transfer agent of any claim(s) under the Purchase Agreement by the Corporation against any one or more of Paros and the Shareholders (whether or not any one or more of Paros and the Shareholders are registered or beneficial holders of Series E Shares), setting forth in writing the amount of such claim(s), which may include, without limitation, any accrued interest (or the manner of calculating the same) to the Retraction Date, then the transfer agent shall not make payments on account of the Retraction Price from the special account in the claimed amount until such claim(s) shall have become a Determined Claim or Determined Claims and shall thereafter make such payments subject to the said rights of the Corporation.

        From and after the Retraction Date, or the date of deposit of the Retraction Price, whichever is later, the Series E Shares in respect of which such deposit of the Retraction Price shall have been made shall be deemed to have been redeemed by the Corporation and the rights of the holders thereof shall be limited to receiving their proportion of the amount so deposited (subject as provided in this clause 4.6 and less any tax required to be deducted or withheld therefrom) without interest, upon presentation and surrender to the transfer agent of the certificate(s) representing the Series E Shares registered in the name of such Series E holder outstanding.  Any interest allowed on any such deposit shall belong to the Corporation.

        Payments of the Retraction Price made in accordance with the foregoing provisions of this clause 4.6 shall be made by cheque of the Corporation payable to or to the order of the Series E holder entitled thereto at par at any branch of the Corporation's bankers for the time being in Canada or any branch in Canada of a Canadian chartered bank or trust company licensed under the laws of Canada or a province thereof.  Such cheque shall satisfy and discharge all liability of the Corporation for the Retraction Price to the extent of the amount represented thereby, unless such cheque is not paid on due presentation.  The Series E Shares in respect of which payment or deposit of the Retraction Price is made in accordance with the foregoing provisions of this clause 4.6 shall be deemed to have been redeemed on the date on which such payment is made or, in the case of the deposit of the Retraction Price, on the later of the Retraction Date and the date of deposit of the Retraction Price.  The holders of such Series E Shares shall cease to be entitled to exercise any of the rights of holders thereof from such date, unless payment or deposit of the Retraction Price is not made as aforesaid, in which event the rights of the holders of such Series E Shares shall remain unimpaired.  Notwithstanding the foregoing, the Retraction Price to the extent that it is represented by a cheque which has not been presented for payment or otherwise remains unclaimed (including moneys  held on deposit in a special account as provided for above) by the 6th anniversary of the  Retraction Date shall be forfeited to the Corporation.

4.7   Retraction Subject to Applicable Law

        If the Corporation is not permitted, by insolvency  provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking as to capital on a parity with or prior to the Series E Shares, to redeem all the Series E Shares as required by clauses 4.4, 4.5 and 4.6, the Corporation shall redeem only the maximum number of Series E Shares (rounded to the next lower multiple of 1,000 shares) which the directors determine the Corporation is then permitted to redeem. Such redemption will be made pro rata (disregarding fractions of shares) from each holder of tendered Series E Shares according to the  number of Series E Shares held by each Series E holder and the Corporation shall issue and deliver to each such holder a new share certificate, at the expense of the Corporation, representing his Series E Shares not redeemed by the Corporation.

        If the Corporation fails to redeem Series E Shares because of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking as to capital prior to the Series E Shares, any of the Series E Shares on the Retraction Date, then the Corporation shall redeem on each April 30 thereafter the lesser of (i) the number of  Series E Shares which the Corporation so failed to redeem, and (ii) the number of Series E Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions, from each holder of Series E Shares tendered according to the number of Series E Shares held by each Series E holder) which the directors determine the Corporation is then permitted to redeem. The Corporation shall be under no obligation to give any notice to the Series E holders in respect of the redemptions provided for in this clause 4.7.

        If the directors have acted in good faith in making any of the determinations referred to above as to the number of Series E Shares which the Corporation is permitted at any time to redeem, the directors and the Corporation shall have no liability in the event that any such determination proves inaccurate.

5.     Purchase for Cancellation

        Subject to the provisions of clause (vii) of the provisions attaching to the Class I preferred shares of the Corporation as a class and of clause (vii) of the provisions attaching to the Class II preferred shares of the Corporation as a class, the Corporation may at any time and from time to time purchase for cancellation all or any part of the then outstanding Series E Shares at any price by tender to all holders of Series E Shares or through the facilities of any stock exchange on which the Series E Shares are listed or, provided that, in such case, the price for the Series E Shares purchased for cancellation shall not exceed the highest price offered for a board lot of Series E Shares on any stock exchange on which such shares are listed on the date of such purchase for cancellation, in any other manner.  If, in response to an invitation for tenders under the provisions of this Section 5, more Series E Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Series E Shares to be purchased by the Corporation shall be purchased from Series E holders tendering at the same price, as nearly as may be possible, pro rata according to the number of Series E Shares tendered by each Series E holder, provided that when Series E Shares are tendered at different prices, the pro rating shall be effected only with respect to the Series E Shares tendered at the price at which more Series E Shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the Series E Shares tendered at lower prices.

6.     Liquidation, Dissolution or Winding-Up

        In the event of any Liquidation Distribution, each Series E holder shall be entitled to receive before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to registered holders of shares ranking as to capital junior to the Series E Shares in connection with the Liquidation Distribution, $25.00 per Series E Share held by such holder.  After payment to the Series E holders of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

7.     Voting Rights

        The holders of the Series E Shares shall not be entitled, as such, to receive notice of or attend or vote at any meeting of shareholders of the Corporation other than a meeting of Series E holders.  A quorum for a separate meeting of the holders of the Series E Shares shall be holders of Series E Shares being not less than two in number and holding or representing by proxy not less than 15% of the then issued and outstanding Series E Shares.  The formalities to be observed with respect to giving of notice and the conduct at such meetings shall be those from time to time required by the CBCA and prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

8.     Restriction on Issue of Additional Class I Preferred Shares

        While any of the Series E Shares are outstanding, the Corporation may not issue any additional Class I preferred shares without the approval of the holders of the Series E Shares given in the manner described in Section 10.

9.     Amendment to Series E Provisions

        These Series E Provisions may be repealed, altered, modified, amended or varied only with the prior approval of the holders of the Series E Shares given in the manner provided in Section 10 hereof in addition to any other approval required by the CBCA or any other statutory provision of like or similar effect applicable to the Corporation, from time to time in force.

10.   Consents and Approvals

        The consent or approval of the Series E holders with respect to any and all matters hereinbefore referred to may be given by a resolution passed by at least two-thirds of the votes cast at a meeting of the Series E holders duly called for that purpose and held upon at least 21 days' notice, at which holders of at least 15% of the outstanding Series E Shares are present or represented by proxy. If at any such meeting there are not present or represented by proxy within one-half an hour after the time appointed for such meeting holders of at least 15% of the outstanding Series E Shares, then the meeting may be adjourned to such date being not less than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than 21 days' notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called.  At such adjourned meeting the holders of the Series E Shares present or represented by proxy may transact the business for which the meeting was originally called and the consent or approval of the holders of the Series E Shares with respect thereto may be given by at least two-thirds of the votes cast at such adjourned meeting.  The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time required by the CBCA and prescribed by the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at every such meeting or adjourned meeting every Series E holder shall be entitled to one vote in respect of each Series E Share of which he is the registered holder.

11.   Notices

        Any notice required or permitted to be given to any Series E holder shall be sent by first class mail, postage prepaid, or delivered to such holder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder.  The accidental failure to give notice to one or more of such shareholders shall not affect the validity of any action requiring the giving of notice by the Corporation.  Any notice given as aforesaid shall be deemed to be given on the date upon which it is mailed or delivered.

        If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to any Series E holder, whether in connection with the redemption of Series E Shares or otherwise, the Corporation may, notwithstanding the provisions thereof:

         (a)     give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal and once in a daily French language newspaper published in each of Montreal and Quebec City and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; or

         (b)     fulfill the requirements to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors determine that mail service is no longer interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

12.   Specified Amount For Purposes of Income Tax Act (Canada)

        The specified amount for purposes of subsections 191(4) and (5) of the Income Tax Act (Canada) of each Series E Share shall be $25.00.

This is Schedule B referred to in the foregoing articles of amalgamation.

                    The directors of the Corporation may without authorization of the shareholders:

                      (i)     borrow money upon the credit of the Corporation;

                     (ii)     issue, reissue, sell or pledge debt obligations of the Corporation; and

                    (iii)     mortgage, hypothecate, pledge or otherwise create a security interest in all or                                any property of the Corporation, owned or subsequently acquired, to secure                                any debt obligation of the Corporation.